SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 1 June 2007 and the period from 5 June 2007 to 6 July 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522
(Translation of registrant’s name into English)

Level 6,100 Queen Street Melbourne Victoria 3000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 11 July 2007

* Print the name and title of the signing officer under his signature.

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9273 6142

www.anz.com

ASX Announcement – 18 June 2007

ANZ StEPS – quarterly distribution

On 15 June 2007 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 17 September 2007.

The distribution paid for the quarter ended 15 June 2007 for each ANZ StEPS was based on a Distribution Rate of 7.3717% p.a.

The Distribution Rate for the quarter ending 17 September 2007 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 June 2007)	6.4133% p.a.
Plus the initial margin	1.0000% p.a.
Distribution Rate	7.4133% p.a.

Subject to the terms of ANZ StEPS, this distribution of $1.9092 for each ANZ StEPS will be paid on 17 September 2007 with the record date being 30 August 2007.

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

for and on behalf of
Australia and New Zealand Banking Group Limited and

ANZ Holdings (New Zealand) Limited

18 June 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED (“ANZ”)

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	June 2007 Sterling Preference Shares (stapled to a perpetual subordinated note issued by ANZ acting through its New York Branch (“ANZ NY Branch”))

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		See Annexure 1 to this Appendix 3B.

+ See chapter 19 for defined terms.

1

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

The June 2007 Sterling Preference Shares (stapled to a perpetual subordinated note issued by ANZ NY Branch) rank equally with existing preference shares currently on issue.  See Clause 6 of the Preference Share Terms (Annexure 1 to this Appendix 3B).

5	Issue price or consideration	£50,000 per June 2007 Sterling Preference Share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General banking purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Not applicable

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,850,229,775	Fully paid ordinary

		10,000,000	2003 ANZ Stapled
Exchangeable
Preferred Securities

+ See chapter 19 for defined terms.

2

AUD600m Floating Rate TCD due October 2007

AUD500m 5.80% TCD due October 2007

AUD1195m 5.00% TCD due May 2008

AUD600m Floating Rate TCD due May 2008

AUD400m Floating Rate TCD due March 2009

AUD1025m 6.00% TCD due March 2009

AUD800m 6.00% TCD due March 2010

AUD1050m Floating Rate TCD due March 2010

AUD500m 6.00% TCD due March 2011

AUD800m Floating Rate TCD due March 2011

AUD600m 6.50% TCD due November 2011

AUD750m Floating Rate TCD due November 2011

AUD350m 6.50% Subordinated Notes due May 2014

AUD380m Floating Rate Subordinated Notes due May 2014

AUD300m 6.00% Subordinated Notes due August 2015

AUD400m Floating Rate Subordinated Notes due August 2015

AUD300m 6.25% Subordinated Notes due May 2016

AUD300m Floating Rate Subordinated Notes due May 2016

AUD350m 6.50% Subordinated Notes due March 2017

AUD350m Floating Rate Subordinated Notes due March 2017

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	9,000	2007 June Sterling
Preference Shares
		23,968,797	Options on issue
		350,000	2003 Redeemable
Preference Shares
		750,000	2003 Redeemable
Preference Shares
(Series 2)
		500,000	December 2004 Euro
Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	See Clause 3 of the Preference Share Terms
(Annexure 1 to this Appendix 3B).

+ See chapter 19 for defined terms.

3

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

4

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

5

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☐ Securities described in Part 1

(b)	☐ All other securities

 Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

6

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)
		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

7

Quotation agreement

1              +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2              We warrant the following to ASX.

•              The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•              There is no reason why those +securities should not be granted +quotation.

•              An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•              Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•              If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3              We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4              We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 18 June 2007
Company secretary

Print name:	John Priestley

== == == == ==

+ See chapter 19 for defined terms.

8

Annexure 1

This is Annexure 1 of 47 pages (including this one) referred to in the accompanying Appendix 3B.

June 2007 Sterling Preference Share Terms follow on the next 46 pages.

+ See chapter 19 for defined terms.

Preference Share Terms

1              Issue price and face value

The issue price and face value of each Preference Share is £50,000.00. Each Preference Share will be issued fully paid and has the rights set out in these Preference Share Terms. The Preference Shares shall be designated the “June 2007 Sterling Preference Shares.”

2              Form, stapling, transfer and denominations

2.1          Form

Preference Shares are issued in registered form recorded on a register which ANZ covenants will be located outside the United Kingdom and are either:

(a)           Registered Global Preference Shares, represented by a Registered Global Preference Share Certificate, for so long as such Preference Share is registered in the name of a nominee for a Clearing Agency (or depositary of one or more Clearing Agencies) (the “Global Holder”).

(b)           Registered Definitive Preference Shares, represented by a Registered Definitive Preference Share Certificate, where clause 2.3 applies.

2.2          Registered Global Preference Shares

(a)           For so long as a Preference Share is in the form of a Registered Global Preference Share, the Global Holder shall be treated by ANZ as the holder of the nominal number of such Preference Shares for all purposes of these Preference Share Terms (including the payment of Dividends and receiving approvals or consents) and shall have no obligation to the Preference Share Beneficial Owners. The rights of the Preference Share Beneficial Owners shall be exercised only through the Clearing Agency and are limited to those established by law or agreement between such Preference Share Beneficial Owners and the Clearing Agency, its participants or both.

(b)           The Registered Global Preference Shares shall initially be registered in the name of a nominee of, and will be deposited with, a common depositary for Euroclear and Clearstream, Luxembourg.

(c)           A Preference Share Beneficial Owner shall not receive any certificate representing such Preference Share Beneficial Owner’s Beneficial Interest in such Registered Global Preference Share.

(d)           Beneficial Interests in Registered Global Preference Shares are transferable only:

(i)            subject to clause 2.5 to (and including) clause 2.9 of these Preference Share Terms; and

(ii)           subject to the Applicable Procedures of the relevant Clearing Agency.

2.3          Registered Definitive Preference Shares

All of the Registered Global Preference Shares will become Registered Definitive Preference Shares registered in the name of the Preference Share Beneficial Owners and represented by Registered Definitive Preference Share Certificates only if:

(a)           the Clearing Agency notifies ANZ that it is unwilling or unable to continue as the Clearing Agency for the Registered Global Preference Shares and a successor is not appointed by ANZ within 90 days of such notice;

(b)           the Clearing Agency is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or the Clearing Agency announces an intention permanently to cease to make its book-entry system available or does in fact do so and, in each case, no alternative clearing system is available; or

(c)           ANZ, in its sole discretion, determines that the relevant Registered Global Preference Shares should be exchanged for Registered Definitive Preference Shares.

ANZ shall notify holders of the date on which the Registered Global Preference Shares are to become Registered Definitive Preference Shares (being a date no later than 120 days after the occurrence of that event and shall cause the Registrar to enter Preference Share Beneficial Owners as Holders of Registered Definitive Preference Shares on that date and deliver Registered Definitive Preference Share Certificates to such Holders as soon as possible thereafter.

2.4          Transfer and Title

(a)           Subject to clause 2.5 to (and including) clause 2.9, a Preference Share may be transferred by an instrument as provided in the Constitution.

(b)           Subject to the Corporations Act, ANZ:

(i)            may treat the registered holder of the Preference Share as the absolute owner of it; and

(ii)           need not recognise any equitable or other claim to or interest in a share by any person except a Holder.

(c)           ANZ may at any time appoint a transfer agent on such terms as ANZ may determine to facilitate the transfer of Preference Shares by Holders.

2.5          Transfers and Selling Restrictions

A Preference Share (including any Beneficial Interest therein) may only be transferred if:

(a)           the offer or invitation giving rise to the transfer does not constitute an offer or invitation for which disclosure is required to be made to investors under Part 6D.2 of the Corporations Act;

(b)           the offer is not to a person who is a “retail client” for the purposes of Chapter 7 of the Corporations Act; and

(c)           the transfer complies with any applicable law or directive of the jurisdiction where the transfer takes place.

2.6          Stapling

Each Preference Share will be stapled to a Note (and, so long as the Preference Shares are Registered Global Preference Shares, each Beneficial Interest in a Preference Share will be stapled to the Book Entry Interest in the corresponding Note) unless clause 2.9 applies. Each stapled Preference Share and Note together will constitute a Unit. Until an Assignment Event occurs with respect to all Notes (other than the Redemption of all Preference Shares), ANZ and ANZ NY Branch will maintain a joint register for the Units outside the United Kingdom. Subject to the Indenture and these Preference Share Terms, ANZ will not, and will cause ANZ NY Branch not to, take any corporate action which prejudices the stapling of each Note to the corresponding Preference Share.

2.7          Transfer Restrictions

(a)           Until an Assignment Event occurs with respect to a Note which forms part of a Unit with a Preference Share, no transfer of that Preference Share may be registered by the Registrar unless a transfer of the corresponding Note, which forms part of the same Unit, is registered at the same time, from the same transferor to the same transferee.

(b)           The Preference Share comprising part of each Unit (and following an Assignment Event with respect to the Note which forms a part of a Unit with such Preference Share, such Preference Share) will be subject to the same restrictions on transfer that apply to the Notes as set forth in the Indenture.

2.8          No Separate Dealings

Until an Assignment Event occurs with respect to a Note which forms part of a Unit with a Preference Share, the corresponding Preference Share and any Beneficial Interest or other interest in such Preference Share, shall not be capable of being transferred, assigned or made the subject of an Encumbrance or trust in whole or in part, separately from the corresponding Note or Book Entry Interest or other interest in such Note which forms part of the same Unit.

Any transferee, assignee or holder of an Encumbrance or trust takes Units subject to, and agrees to be bound by, these Preference Share Terms.

2.9          Unstapling

Upon Assignment of a Note to ANZ in accordance with the Indenture, the corresponding Preference Share shall cease to be stapled to the Note. For the avoidance of doubt, no Preference Share will cease to be stapled to the corresponding Note which forms part of the same Unit in any other circumstance.

2.10        Dealings in whole

Without prejudice to clause 2.8, at all times (whether before or after the occurrence of an Assignment Event), the Preference Shares may be held or transferred only in whole Preference Shares, each conferring a claim in the winding up of ANZ to the Liquidation Sum.

2.11        Certificates

(a)           Each Registered Global Preference Share Certificate:

(i)            shall be printed or typed in the form determined by ANZ from time to time and may be a facsimile and shall be deemed to incorporate these Preference Share Terms in full by reference unless not permitted by the Stock Exchange on which the Preference Shares are listed or quoted or the Clearing Agency in which case these Preference Share Terms will be endorsed on the Registered Global Preference Share Certificate;

(ii)           shall be signed manually or in facsimile by or on behalf of ANZ and authenticated by the Registrar;

(iii)          so long as the Preference Shares comprise part of a Unit, will contain or incorporate the same applicable legends that are set forth on the face of the Notes;

(b)           Each Registered Definitive Preference Share Certificate shall be:

(i)            printed or typed in the form determined by ANZ from time to time, serially numbered and endorsed with the Preference Share Terms and, if listed or quoted, shall be security printed in accordance with the requirements (if any) from time to time of the relevant Stock Exchange on which the Preference Shares are listed or quoted;

(ii)           signed manually or in facsimile by or on behalf of ANZ and authenticated by or on behalf of the Registrar.

3              Dividends

3.1          Dividends

(a)           So long as a Preference Share forms part of a Unit, the Holder of such Preference Share will not be entitled to receive any Dividend on such Preference Share.

(b)           Subject to these Preference Share Terms, upon the occurrence of an Assignment Event with respect to all outstanding Notes (other than where all outstanding Preference Shares are redeemed for cash), all Preference Shares then outstanding will become dividend paying and will automatically begin to accrue non-cumulative Dividends. Such Dividends will, if so determined by the Directors but subject to clause 3.2, be payable on each Dividend Payment Date in accordance with these Preference Share Terms.

(c)           Subject to these Preference Share Terms, the Dividend payable on each Preference Share on a Dividend Payment Date shall be calculated for the immediately preceding Dividend Payment Period at the rate or rates set out in clause 3.1(d) (the “Dividend Rate”).

(d)           The Dividend Rate for each Preference Share will be:

(i)            for any Dividend Payment Period prior to the Conversion Date, 6.540% per annum; and

(ii)           for any Dividend Payment Period during a Dividend Reset Period, the rate equal to the Dividend Reset Rate determined as of the Determination Date for such Dividend Reset Period plus 0.96% per annum.

(e)           The Dividend for any Dividend Payment Period is to be computed on the basis of a 365-day year and the actual number of days elapsed in the Dividend Payment Period (or, if any portion of the Dividend Payment Period falls in a leap year, the sum of (a) the actual number of days in that portion of the Dividend Payment Period falling in a leap year divided by 366 and (b) the actual number of days in that portion of the Dividend Payment Period falling in a non-leap year divided by 365).

3.2          Dividend Payment Tests

(a)           The payment of a Dividend is subject to:

(i)            the Directors in their sole discretion resolving to pay that Dividend on the Preference Shares on the relevant Dividend Payment Date; and

(ii)           the condition that no APRA Condition shall exist on the relevant Dividend Payment Date (unless such APRA Condition shall cease within twenty-one Business Days of such Dividend Payment Date).

(b)           The Directors, in their sole discretion and with the prior written approval of APRA, may pay an Optional Dividend in accordance with clause 3.9.

3.3          Non-Cumulative Dividends

Subject to clause 3.2(b), the Dividend rights attached to the Preference Shares are non-cumulative. Therefore, if and to the extent that all or any part of a Dividend is not paid for any reason on or within 21 Business Days after a Dividend Payment Date, ANZ, subject to clause 3.2(b), has no obligation to pay all or any part of that Dividend and, notwithstanding that ANZ may pay an Optional Dividend, no Holder shall have any claim or entitlement to be paid any amount in respect of the non-payment of that Dividend or the unpaid portion thereof, even if Dividends or other payments are made in the future on the Preference Shares. No interest will accrue on any unpaid Dividends, and no Holder shall have any claim or entitlement in respect of interest on any unpaid Dividends.

3.4          Calculation of Dividends

(a)           ANZ must provide that, for so long as the Preference Shares remain on issue, there is at all times a Calculation Agent for the purposes of the Preference Shares. ANZ may at any time replace the Calculation Agent with another leading bank engaged in the London interbank market. In the event the Calculation Agent is unable or unwilling to continue to act as the Calculation Agent or if the Calculation Agent fails to establish the Dividend Reset Rate for any Dividend Reset Period, ANZ must appoint another leading bank engaged in the London interbank market to act in place of the Calculation Agent. The Calculation Agent must not resign its duties without a successor having been appointed in accordance with this clause 3.4(a).

(b)           The Calculation Agent will:

(i)            calculate the Dividend Reset Rate for a Dividend Reset Period as of the Determination Date in respect of such Dividend Reset Period; and

(ii)           notify this rate in writing to ANZ prior to 3:00 p.m. London time on the Determination Date.

(c)           All Dividend Rate calculations for purposes of each Dividend Reset Period will be made by the Calculation Agent. In the absence of manifest error, all calculations made by the Calculation Agent in respect of the Dividend Rate will be final and conclusive for all purposes and binding on ANZ and the Holders.

(d)           ANZ shall, not later than one Business Day following any applicable Determination Date, provide notice to all Holders of the Dividend Rate to be applicable to the Preference Shares for the related Dividend Reset Period.

3.5          Dividend Payment Dates

(a)           Subject to these Preference Share Terms, Dividends will be payable on each Preference Share on each Dividend Payment Date until such Preference Share is Redeemed.

(b)           For the avoidance of doubt, if an Assignment Event in respect of a Note that comprises a Unit with a Preference Share occurs on an Interest Payment Date, then the first Dividend Payment Date in respect of that Preference Share will not be the date of the Assignment Event but will be the Dividend Payment Date that immediately follows that Interest Payment Date.

(c)           The payment date for an Optional Dividend will be the date as determined by the Directors.

3.6          Record Dates

A Dividend is only payable to those persons registered as Holders on the Record Date for that Dividend. An Optional Dividend is only payable to those persons registered as Holders on the Record Date in respect of such Optional Dividend. The Record Date will:

(a)           in the case of a Dividend, be the Business Day immediately prior to the applicable Dividend Payment Date; and

(b)           in the case of an Optional Dividend, be the date of payment of the Optional Dividend as determined by the Directors.

3.7          Payment

(a)           All Dividends and Optional Dividends and, subject to clause 6.2(c), other amounts payable to a Holder will be paid in Sterling (unless the Holder elects for payment in Australian dollars in accordance with clause 6.10).

(b)           Unless otherwise agreed with a Holder, payment of a Dividend, an Optional Dividend, the Redemption Price or any other amount will be made by mailing a cheque to the registered address of the Holder of the Preference Shares (or, in the case of joint holders, to the registered address of the one whose name is recorded first in the Register in respect of the joint holding) or, at ANZ’s election, by wire transfer.

(c)           If a cheque in connection with a Dividend is mailed on or prior to the Dividend Payment Date for the Dividend, the Dividend will be regarded as having been paid on the Dividend Payment Date. Similarly if a cheque in connection with an Optional Dividend,

Redemption Price or other amount payable to a Holder is mailed on or prior to the date of payment for that Optional Dividend or other amount, the Optional Dividend, Redemption Price or other amount will be regarded as having been paid on the relevant date of payment for that Optional Dividend or other amount.

(d)           ANZ may at any time appoint one or more paying agents on such terms as ANZ may determine to make payments on behalf of ANZ in accordance with these Preference Share Terms. If at any time ANZ has not appointed a paying agent in accordance with this clause 3.7(d) then ANZ itself will act as paying agent for the purposes of these Preference Share Terms.

3.8          Deductions and Gross-Up

(a)           All payments and issuances of Qualifying Tier 1 Securities or Ordinary Shares in respect of the Preference Shares will be made without withholding or deduction for, or on account of, any and all present and future taxes, assessments or other governmental charges of whatever nature (“Relevant Tax”) imposed or levied by or on behalf of Australia or any political subdivision or authority in or of Australia, unless the withholding or deduction is required by law. In that event, ANZ will pay as further dividends, such additional amounts (“Additional Amounts”) or issue such additional Qualifying Tier 1 Securities or Ordinary Shares, as may be necessary so that the net amount of cash or number of Qualifying Tier 1 Securities or Ordinary Shares received by the Holder, after such withholding or deduction, will equal the amount of cash or the number of Qualifying Tier 1 Securities or Ordinary Shares that the Holder would have received in respect of the Preference Shares without such withholding or deduction. However, ANZ will not pay any Additional Amounts or issue any additional Qualifying Tier 1 Securities or Ordinary Shares with respect to any Preference Shares as provided in each of the following (or any combination thereof):

(i)            to the extent the Additional Amount (if it were a dividend) would not lawfully be able to be paid or issued or would not be payable or issuable for any of the reasons set out in clause 3.2;

(ii)           to the extent that the Relevant Tax is imposed or levied by virtue of a Holder, or a beneficial owner, of the Preference Shares having some connection with (whether present, past or future), or being or having been engaged in any activity, trade or business in Australia, or any political subdivision or authority in or of Australia, other than being a Holder, or a beneficial owner, of the Preference Shares;

(iii)          to the extent that the Relevant Tax is imposed or levied by virtue of a Holder, or a beneficial owner, of the Preference Shares not complying with any statutory requirements or not having made a declaration of non-residence in, or other lack of connection with, Australia, or any political subdivision or authority in or of Australia, or any similar claim for exemption, if ANZ or its agent has provided the Holder, or the beneficial owner, of the Preference Shares with at least 60 days’ prior written notice of an opportunity to comply with such statutory requirements or make a declaration or claim;

(iv)          to the extent that the Relevant Tax is a United States “back-up” withholding tax;

(v)           in relation to payments made from Australia and to the extent that the payee is an Australian resident, if it has not provided its “tax file number”, its “Australian Business Number”, or evidence that a relevant exemption applies; or

(vi)          to the extent that the Relevant Tax is imposed or levied on account of Australia resident withholding tax.

(b)           Subject to clause 3.8(a), ANZ may deduct from any Dividend, Optional Dividend or other amounts payable to a Holder, the amount of any withholding or other tax, duty or levy required by any law, treaty, regulation or official administrative pronouncement to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by ANZ to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then subject to clause 3.8(a), the full amount payable to such Holder is deemed to have been duly paid and satisfied by ANZ.

(c)           ANZ must pay the full amount deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law or otherwise and must, if required by any Holder, deliver to that Holder a copy of the relevant receipt issued by the revenue authority without unreasonable delay after the original receipt is received by ANZ.

3.9          Dividend Stopper

If, for any reason:

(a)           ANZ fails to pay Dividends in full on the Preference Shares on any Dividend Payment Date, whether or not due to the existence of an APRA Condition;

(b)           ANZ NY Branch fails to pay in full Interest on the Notes on any Interest Payment Date, whether or not due to the existence of an APRA Condition;

(c)           the Redemption Price or Qualifying Tier 1 Securities in respect of Preference Shares called for Redemption is not paid or are not issued to the Holder, as the case may be, in full on the applicable Redemption Date; or

(d)           the Ordinary Shares in respect of Preference Shares which are converted on the Conversion Date or an Early Conversion Date are not issued to Holders in full on the Conversion Date or Early Conversion Date, as the case may be;

then, unless the Holders of a majority in number of the Preference Shares otherwise consent, ANZ may not declare or pay any interest, dividends or distributions on any ANZ Shares or other instruments or securities of ANZ that by their terms rank or are expressed to rank, equally with or junior to the Notes or the Preference Shares for payment of interest, dividend or similar payment, or make a principal, liquidation or premium payment with respect to, or repurchase, redeem or otherwise acquire for value legal or beneficial ownership of any ANZ Shares or other instruments or securities that by their terms rank equally with or junior to the Notes and the Preference Shares with respect to the winding up or liquidation of ANZ other than proportionate payments on or repurchase of the Notes, the Preference Shares and such other ANZ Shares and other instruments and securities that rank equally with or junior to the Notes and the Preference Shares with respect to the winding up or liquidation of ANZ, or set aside any sum or establish a sinking fund for such purpose, unless and until:

(i)            where clause 3.9(a) applies, ANZ has paid:

(A)          the relevant Dividend in full on or within 21 Business Days after the relevant Dividend Payment Date to holders registered as Holders on the Record Date for the relevant Dividend;

(B)           with the prior written approval of APRA, a dividend (an “Optional Dividend”) equal to the unpaid amount of scheduled Dividends and, if applicable, scheduled Interest payments on the Notes for the 12 consecutive months prior to the payment of such Dividend; or

(C)           Dividends in full on each Dividend Payment Date during a 12 consecutive month period;

(ii)           where clause 3.9(b) applies:

(A)          on or within 21 Business Days after the relevant Interest Payment Date, ANZ NY Branch has paid in full the relevant Interest to the holders registered as Note Holders on the Regular Record Date for the relevant Interest Payment Date and other amounts owing in respect of such relevant Interest to and including the date of actual payment in full;

(B)           with the prior written approval of APRA, ANZ NY Branch has made an Optional Interest Payment equal to the unpaid amount of scheduled Interest payments on the Notes for the 12 consecutive months prior to the payment of such Optional Interest Payment; or

(C)           ANZ NY Branch has paid Interest on the Notes in full on each Interest Payment Date during a 12 consecutive month period; or

(D)          following the occurrence of an Assignment Event:

(aa)         ANZ has paid scheduled Dividends on the Preference Shares in full on each Dividend Payment Date; and

(bb)         if applicable, ANZ NY Branch has paid scheduled Interest payments on the Notes in full on each Interest Payment Date,

during a 12 consecutive month period;

(iii)          where clause 3.9(c) applies, the Redemption Price has been paid in full or the Qualifying Tier 1 Securities have been issued to Holders in full, as applicable; or

(iv)          where clause 3.9(d) applies, the Ordinary Shares have been issued to Holders in full.

3.10        Exclusions from Dividend Stopper

The restrictions in clause 3.9 do not apply to:

(a)           proportionate payments on the Notes, the Preference Shares and any Equal Ranking Instruments;

(b)           repurchases (including buy-backs), redemptions or other acquisitions by ANZ Shares in connection with:

(i)            any employment contract, employee share scheme, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants of ANZ or any Controlled Entity;

(ii)           a dividend reinvestment plan or shareholder share purchase plan; or

(iii)          the issuance of ANZ Shares, or securities convertible into or exercisable for such shares, as consideration in an acquisition transaction entered into prior to the event in clause 3.9(a), (b) or (c) (as the case may be);

(c)           an exchange, redemption or conversion of any class or series of ANZ Shares, or any securities of a subsidiary or of any other entity whose financial results are required to be consolidated with ANZ’s financial statements, for any class or series of ANZ Shares, or of any class or series of ANZ’s indebtedness for any class or series of ANZ Shares;

(d)           the purchase of fractional interests in ANZ Shares under the conversion or exchange provisions of the shares or the security being converted or exchanged;

(e)           any payment or declaration of a dividend in connection with any shareholder’s rights plan, or the issuance of rights, shares or other property under any shareholder’s rights plan, or the redemption or repurchase of rights pursuant to the plan; or

(f)            any dividend in the form of shares, warrants, options or other rights where the dividend shares or the shares issuable upon exercise of such warrants, options or other rights are the same class or series of shares as those on which the dividend is being paid or rank equal or junior to those shares.

Nothing in these Preference Share Terms prohibits ANZ or a Controlled Entity from purchasing ANZ Shares (or an interest therein) in connection with transactions for the account of customers of ANZ or customers of entities that ANZ Controls or in connection with the distribution or trading of ANZ Shares in the ordinary course of business. This includes (for the avoidance of doubt and without affecting the foregoing) any acquisition resulting from:

(a)           taking security over ANZ Shares in the ordinary course of business; and

(b)           acting as trustee for another person where neither ANZ nor any entity it controls has a beneficial interest in the trust (other than a beneficial interest that arises from a security given for the purposes of a transaction entered into in the ordinary course of business).

4              Assignment

4.1          Assignment Event

A Preference Share will automatically become a dividend paying instrument (other than where all outstanding Preference Shares are Redeemed for cash) and detach from the corresponding Note to which it had been stapled upon the occurrence of an Assignment Event with respect to such Note.

The Assignment Event with respect to a Note will be the earliest occurrence of any of the following dates or events:

(a)           any date ANZ selects in its absolute discretion (and of which it gives holders at least 30 days notice), which Assignment Event will apply to all outstanding Notes;

(b)           the Redemption Date for the Preference Share component of the Unit of which the Note is a part, which such Assignment Event will apply only to such Note;

(c)           any Redemption Date on which ANZ has not paid the Redemption Price in full to Holders of the Preference Shares to be Redeemed or issued Qualifying Tier 1 Securities in full to such Holders, which such Assignment Event will apply to all outstanding Notes;

(d)           any of the following events, if required by APRA, each of which Assignment Event will apply to all outstanding Notes:

(i)            APRA appoints a statutory manager to ANZ (other than in connection with a solvent reconstruction) pursuant to subsection 13A(1) of the Banking Act 1959 of Australia; and

(ii)           proceedings are commenced for the winding-up of ANZ;

(e)           an Event of Default occurs under the Notes, which Assignment Event will apply to all outstanding Notes; and

(f)            the Conversion Date or Early Conversion Date on which ANZ is required to convert the Preference Shares into Ordinary Shares, which Assignment Event will apply to all outstanding Notes.

4.2          Notice of Assignment Event

ANZ shall deliver to Holders written notice of any Assignment Event (except as already notified in accordance with clause 4.1(a), clause 5.4(c) or clause 7.2(c)) as soon as practicable but in any event no later than five Business Days of an Authorized Officer becoming aware of the occurrence thereof. Such notice shall state that an Assignment Event has occurred and briefly describe the nature of the Assignment Event.

5              Redemption

5.1          Preference Shares are Redeemable at ANZ’s option only

The Preference Shares are Redeemable at the option of ANZ alone. ANZ may Redeem Preference Shares only in accordance with clause 5.2 to and including clause 5.8. A Holder has no right to require Redemption of the Preference Shares.

5.2          Redemption

ANZ may, after receipt of the prior written approval of APRA, if approval is then required:

(a)           Redeem the Preference Shares for cash, in whole or in part, on any Optional Redemption Date, but only where the condition set forth in clause 7.2(a)(i) has not been satisfied; and

(b)           Redeem the Preference Shares for cash or Redeem the Preference Shares for Qualifying Tier 1 Securities or, subject to clause 9(c), Vary the terms of the Preference Shares, in whole only, on any day selected by ANZ that is not otherwise an Optional Redemption Date:

(i)            where the Preference Shares are part of Units, if a Unit Tax Event, an Acquisition Event or a Regulatory Event occurs; or

(ii)           where the Preference Shares are not part of Units, if a Preference Share Withholding Tax Event, an Acquisition Event or a Regulatory Event occurs.

5.3          Redemption Price; Qualifying Tier 1 Securities

(a)           If ANZ elects to Redeem Preference Shares for cash in accordance with clause 5.2:

(i)            on any date other than an Optional Redemption Date following the occurrence of either a Regulatory Event or an Acquisition Event, the Redemption Price of each Preference Share Redeemed will be equal to the Make Whole Redemption Price; and

(ii)           in all other cases, the Redemption Price of each Preference Share Redeemed will be equal to £50,000 plus an amount equal to any accrued and unpaid Dividends on that Preference Share for the then current Dividend Payment Period, if any, to the Redemption Date and, if the Redemption Date is on or within 21 Business Days after a Dividend Payment Date, any unpaid Dividend for the immediately preceding Dividend Payment Period.

(b)           If ANZ elects to Redeem Preference Shares for Qualifying Tier 1 Securities in accordance with clause 5.2, it shall issue to the Holder a Qualifying Tier 1 Security with a liquidation amount or similar amount equal to £50,000 for each Preference Share Redeemed.

5.4          Notice of Redemption or Variation

(a)           ANZ must give notice of any Redemption or Variation, not less than 30 nor more than 90 days prior to the Redemption Date or Variation Date; provided that notice of any Redemption on an Early Conversion Date or on the Conversion Date must be given no later than 25 Business Days prior to such Early Conversion Date or Conversion Date.

(b)           ANZ must mail the notice of Redemption or Variation by first class mail to the registered address of the Holder.

(c)           Each notice of Redemption or Variation must state:

(i)            the Redemption Date or the Variation Date as the case may be (and, if the Preference Shares are part of a Unit, that an Assignment Event will occur on the Conversion Date);

(ii)           if less than all outstanding Preference Shares are subject to Redemption, the identification of the Preference Shares subject to Redemption;

(iii)          that, as from the Redemption Date, Dividends will cease to accrue and the only rights Holders will have will be to obtain the Redemption Price payable or Qualifying Tier 1 Securities issuable, as the case may be, in accordance with these Preference Share Terms;

(iv)          the place or places where the certificates, if any, for the Preference Shares may be submitted and where the Redemption Price or certificates for the Qualifying Tier 1 Securities, as the case may be, may be collected by Holders and where Holders may give the details of any applicable accounts in Euroclear or Clearstream, Luxembourg for any receipt of Qualifying Tier 1 Securities;

(v)           whether the Preference Shares will be Redeemed for cash or for Qualifying Tier 1 Securities or the terms of the Preference Shares will be Varied and, if cash, the Redemption Price per Preference Share or, if Qualifying Tier 1 Securities or a Variation, a description of their terms or the variations;

(vi)          whether the Redemption Price is payable by means of a redemption, buy-back or reduction of capital or any combination thereof; and

(vii)         any other information required by:

(A)          the securities exchange or quotation system where the Preference Shares may be listed or quoted; or

(B)           applicable law.

5.5          Effect of Redemption

Subject to APRA’s prior written approval (if approval is then required), on the Redemption Date:

(a)           the Preference Shares to which the notice of Redemption relates will be Redeemed by ANZ; and

(b)           the only rights Holders will have will be to obtain the Redemption Price payable or the Qualifying Tier 1 Securities issuable in accordance with these Preference Shares Terms and on payment of the Redemption Price or issue of Qualifying Tier 1 Securities (as the case may be) all other rights conferred or restrictions imposed by those

Preference Shares under these Preference Share Terms will no longer have effect.

5.6          Buy-Back Agreement

(a)           For purposes of clause 5.5(a), subject to paragraph (b) below, if the Redemption under clause 5.2 involves a buy-back of Preference Shares, each Holder agrees to accept the buy-back offer for the Preference Shares held by the Holder to which the notice of Redemption relates and on receipt of the notice of Redemption given under clause 5.4 will be deemed to have agreed to sell those Preference Shares free of all Encumbrances to ANZ on the Redemption Date for the Redemption Price or issue of Qualifying Tier 1 securities (as the case may be). Such buy-back agreement will be taken to include ANZ’s undertaking in clause 3.9.

(b)           Such agreement of the Holder shall have no force or effect with respect to any Preference Shares unless and until both of the following conditions are satisfied:

(i)            ANZ shall have sent a notice of Redemption which complies with clause 5.4 to the Holder which states that the Preference Shares are to be bought back; and

(ii)           ANZ has obtained all consents and approvals (if any) to the buy-back from ANZ’s shareholders or any regulatory authority or government agency or other person as may be required pursuant to (and in the manner required by) any applicable law, or by the listing rules of any securities exchange on which the Preference Shares or the Units, or Ordinary Shares, may then be listed.

5.7          Partial Redemptions

(a)           In the case of any partial Redemption, ANZ or its Registrar will select the Preference Shares for Redemption:

(i)            in compliance with the requirements (if any) of the Stock Exchange, if any, on which the Preference Shares are then listed or quoted or the Clearing Agency; or

(ii)           if the Preference Shares are not listed or quoted on a Stock Exchange or held by a Clearing Agency , proportionately, by lot or such other method as ANZ, in its sole discretion, deems fair and appropriate.

(b)           In the case of a partial Redemption, the number of Preference Shares remaining after the Redemption must be not less than the minimum number of shares required to maintain any listing or quotation of the Preference Shares on any securities exchange on which they are listed or quoted immediately prior to the partial Redemption.

5.8          Obligation to Mitigate

(a)           The right of ANZ to Redeem or Vary the terms of the Preference Shares on any date other than an Optional Redemption Date due to the occurrence of a Tax Event or a Regulatory Event is subject to the condition that, if there is available to ANZ the opportunity to eliminate such event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure that in each case in the absolute discretion of ANZ has or will cause no adverse effect on ANZ, any of ANZ’s Subsidiaries or Controlled Entities, Holders of Preference Shares or holders of Units and will involve no material cost to any of these parties, ANZ will pursue that measure in lieu of Redemption or Variation.

(b)           ANZ may not Redeem or Vary the terms of any of the Preference Shares prior to, and any obligations of ANZ under clause 5.8(a) terminate upon, the expiry of the earlier of:

(i)            90 days from the date on which the Tax Event or Regulatory Event occurs; and

(ii)           the date that ANZ determines in its absolute discretion that not Redeeming or Varying the terms of the Preference Shares:

(A)          has or will cause an adverse effect on ANZ, any of ANZ’s Subsidiaries or Controlled Entities, the Holders or holders of the Units; or

(B)           will involve material cost to any of these parties.

5.9          On-market Buy-Backs

Subject to complying with applicable law, ANZ may with the prior written approval of APRA (if then required) buy back the Preference Shares at any time and at any price by an on-market buy-back (within the meaning of the Corporations Act). Such on-market buy-backs shall not be subject to clause 5.2 to and including clause 5.8 hereof.

5.10        Default Interest

If ANZ improperly withholds or refuses payment of the Redemption Price in respect of the Preference Shares, interest will accrue on the Redemption Price at the Default Interest Rate from the date on which the cash redemption was due to the date of payment.

5.11        Acceptance of Qualifying Tier 1 Securities

Each Holder upon the issue of Qualifying Tier 1 Securities which consist of or contain a share in the capital of ANZ consents to become a member of ANZ and be bound by the terms of such Qualifying Tier 1 Securities.

5.12        Power of Attorney

Each Holder irrevocably appoints ANZ, each of its Authorized Officers and any liquidator, provisional liquidator, administrator, receiver or statutory manager of ANZ (each, an “Appointed Person”) severally to be the attorney of the Holder and the agent of the Holder with power in the name and on behalf of the Holder to do all such acts and things, including signing all documents or transfers as may in the opinion of the Appointed Person be necessary or desirable to be done in order to record or perfect:

(a)           the transfer of the Preference Shares held by the Holder when required in accordance with this clause 5 (including, for the avoidance of doubt, in connection with any buy-back, on behalf of the Holder, accept any buy-back offer and sign or otherwise execute a transfer of the Preference Shares under this clause 5) or in accordance with clause 7;

(b)           the issue to the Holder of Qualifying Tier 1 Securities in accordance with this clause 5; or

(c)           the conversion of Preference Shares in accordance with clause 7.

6              Preference Share Ranking

6.1          Ranking with respect to dividends

The Preference Shares rank in respect of payment of dividends:

(a)           senior to Ordinary Shares and other securities that ANZ has issued or may issue that by their terms rank junior to the Preference Shares;

(b)           equally among themselves and with all Equal Ranking Instruments; and

(c)           junior to any securities or instruments that rank senior to the Preference Shares and to all ANZ’s debts and liabilities to its depositors and all other creditors, other than indebtedness that by its terms ranks equally with or junior to the Preference Shares, in each case of (a), (b) and (c), in respect of payment of dividends.

6.2          Ranking in a Winding-Up

(a)           In a winding-up of ANZ, a Preference Share confers upon its Holder the right to payment in cash of the Liquidation Sum out of the surplus (if any) available for distribution to shareholders, but no further or other right to participate in the assets of ANZ on a return of capital in the winding-up.

(b)           Holders of Preference Shares will rank for payment of the Liquidation Sum in a winding-up of ANZ:

(i)            in priority to Ordinary Shares and other securities that ANZ has issued or may issue that by their terms rank junior to the Preference Shares;

(ii)           equally among themselves and with the Equal Ranking Instruments; and

(iii)          junior to any securities or instruments that rank senior to the Preference Shares and to all ANZ’s debts and liabilities to its depositors and all other creditors, other than indebtedness that by its terms ranks equally with or junior to the Preference Shares in a winding-up, in each case of (i), (ii) and (iii), with respect to priority of payment in a winding-up.

(c)           The Liquidation Sum is the sum of:

(i)            an amount equal to a liquidation preference out of surplus assets of £50,000 per Preference Share, or if it is not possible to pay the amount in Sterling or the Holder elects to receive Australian dollars, the Australian Dollar Equivalent of such amount; and

(ii)           if the amount described in clause 6.2(c)(i) is paid in Australian dollars, an amount in Australian dollars equal to the additional amount (if any) estimated by the liquidator of ANZ in its absolute discretion to be required to convert the Australian Dollar Equivalent into Sterling, including, but not limited to, amounts regarded by the liquidator as necessary to pay any estimated charges and expenses regarded by the liquidator of ANZ as likely to be incurred in effecting such conversion.

(d)           For purposes of this clause 6.2, the Australian Dollar Equivalent of an amount expressed in Sterling will be calculated by applying the Spot Mid Rate on the date of payment of the amount in Australian dollars or, if that day is not a Business Day, on the Business Day immediately preceding the date of payment. If for whatever reason the Spot Mid Rate ceases to be available, the Australian Dollar Equivalent of an amount expressed in Sterling will instead be calculated by applying the average of the rates quoted to the liquidator of ANZ by at least three banks selected by the liquidator for the purchase by the liquidator of Sterling with Australian dollars.

6.3          No Set-Off

Any amount due to a Holder in respect of a Preference Share may not be setoff against any claims by ANZ against the Holder and the Holder has no offsetting rights or claims on ANZ if ANZ does not pay a Dividend when scheduled on the Preference Shares.

6.4          Shortfall on Winding-Up of ANZ

If, upon a return of share capital on a winding-up of ANZ, there are insufficient funds to pay in full the amounts referred to in clause 6.2 and the amounts payable in respect of any other shares, securities or instruments in ANZ ranking as to such distribution equally with the Preference Shares on a winding-up of ANZ, Holders and the holders of any such other ANZ Shares, securities or instruments will share in any distribution of assets of ANZ in proportion to the amounts to which they respectively are entitled.

6.5          No Participation in Surplus Assets

The Preference Shares do not confer on the Holders any further right to participate in the surplus assets of ANZ on a winding-up of ANZ beyond payment of the Liquidation Sum.

6.6          Takeover Bids and Schemes of Arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the directors of ANZ, acting as a board, or the directors of ANZ, acting as a board, recommend a member’s scheme of arrangement, in each case which would result in an Acquisition Event, then, if ANZ considers that the Conversion Conditions will not be satisfied and ANZ intends neither to issue a Transfer Notice in accordance with clause 7.6 nor to Redeem the Preference Shares in accordance with clause 5, ANZ will use reasonable endeavours to procure that an offer is made to Holders for their Units (or, following the occurrence of an Assignment Event where Preference Shares remain outstanding, their Preference Shares) to be acquired for cash or other consideration in an amount at least equal to the then fair market value of such Units or Preference Shares.

6.7          Participation in New Issues

Other than as set forth in these Preference Share Terms, the Preference Shares confer no rights to subscribe for new securities of ANZ or to participate in any bonus issues of securities of ANZ.

6.8          No Other Rights

Preference Shares do not confer on the Holders any right to participate in profits or property except as set out in these Preference Share Terms.

6.9          Tax Matters

ANZ and, by its acceptance of an interest or Beneficial Interest in a Preference Share, each Holder and beneficial owner of a Preference Share agrees to treat the Preference Shares as equity of ANZ for United States federal income tax purposes.

6.10        Foreign Currency

Where any sum is payable by ANZ to the Holder in a currency other than Australian dollars, and such sum is not paid when due or ANZ has commenced winding up, the Holder may elect by notice in writing to ANZ to require instead payment of an amount in Australian dollars equal to, if a sum is not paid when due, that foreign currency amount calculated by applying the Spot Mid Rate (or if the Spot Mid Rate is not available, the average of the rates quoted by at least three banks selected by ANZ) on the date of payment for sale of the relevant currency for Australian dollars or, if a winding up of ANZ has commenced, the amount determined under clause 6.2.

6.11        No winding up

Each Holder acknowledges and agrees that they have no right to apply for ANZ to be wound up, or placed in administration, or to cause a receiver, or a receiver and manager, to be appointed in respect of ANZ merely on the grounds that ANZ does not pay a Dividend when scheduled under these Preference Share Terms.

6.12        No event of default

These Preference Share Terms contain no events of default. Accordingly (but without limitation) failure to pay in full, for any reason, a Dividend on the scheduled Dividend Payment Date will not constitute an event of default.

7              Conversion of Preference Shares

7.1          General

(a)           Subject to the satisfaction of the Conversion Conditions specified in clause 7.2, unless earlier converted or Redeemed in accordance with the terms hereof, on the first Conversion Date on which the Conversion Conditions are satisfied all Preference Shares shall be converted into Ordinary Shares in accordance with clause 7.3.

(b)           The provisions of this clause 7.1 shall be operable solely with respect to each Conversion Date. Accordingly, if the Conversion Conditions specified in clause 7.2 shall not be satisfied with respect to a Conversion Date, the Preference Shares shall remain outstanding unless and until redeemed for cash or Qualifying Tier 1 Securities or converted on the next Conversion Date in accordance with the terms and conditions herein set forth.

7.2          Conversion Conditions

(a)           The Conversion Conditions shall be deemed to have been satisfied if:

(i)            on the Preliminary Trigger Date, the Conversion Ratio as of such date shall be less than, or equal to, 90.91% of the Maximum Conversion Ratio; and

(ii)           on the Conversion Date, the Conversion Ratio as of such date is less than, or equal to, the Maximum Conversion Ratio.

(b)           For purposes of the foregoing, the Maximum Conversion Ratio shall equal:

£50,000
(Issue Date-VWAP) x (0.5) x (GBP Rate)

Where:

Issue Date-VWAP means the simple average of the VWAPs for each of the 20 Trading Days immediately preceding the Issue Date, multiplied by the Cumulative Adjustment Factor;

GBP Rate means, a simple average (rounded to five decimal places) of the spot Australian dollar/Sterling exchange rates quoted by the GBP Rate Market Makers at 10:00 a.m. (London time) as of the Issue Date; and

VWAP means, in respect of any Trading Day, the volume weighted average sale price of the Ordinary Shares sold on the ASX.

Cumulative Adjustment Factor the product means (a) if there is more than one Adjustment Factor, the product of all Adjustment Factors determined from the Issue Date to the Preliminary Trigger Date or the Conversion Date as applicable; (b) if there is only one Adjustment Factor from the Issue Date to the relevant Preliminary Trigger Date or Conversion Date, as applicable, that Adjustment Factor; or (c) in all other cases, the number 1; and

Adjustment Factor means, in relation to a rights issue, bonus issue, off-market buyback or return of capital, the number determined in accordance with the following formula:

(P x S) + ((NS – S) x A) – (C x S)
P x NS

where:

P means:

•    in the case of a rights issue, bonus issue or return of capital, the arithmetic mean of the VWAPs for each of the Trading Days during the period from the first Trading Day after the announcement of the rights issue, bonus issue or return of capital up to and including the last Trading Day of trading cum rights, bonus issue or return of capital;

•    in the case of an off-market buyback, or in the case of a rights issue, bonus issue or return of capital where there is no period of trading cum rights, bonus issue or return of capital, the arithmetic mean of the VWAPs for each of the 20 Trading Days preceding the announcement to ASX of the off-market buyback, rights issue, bonus issue or return of capital;

NS means the number of Ordinary Shares on issue immediately following the completion of the rights issue, bonus issue, off-market buyback or return of capital;

S means the number of Ordinary Shares on issue immediately preceding the announcement to ASX of the rights issue, bonus issue, off-market buyback or return of capital;

A means:

•    in the case of a rights issue, the price per Ordinary Share issued under the rights issue;

•    in the case of an off-market buyback, the greater of P and the buyback price per Ordinary Share;

•    in the case of a bonus issue or return of capital, zero;

C means:

•    in the case of a return of capital, the value per Ordinary Share distributed to holders of Ordinary Shares;

•    in any other case, zero;

Where the calculation of an Adjustment Factor or the Cumulative Adjustment Factor, in the reasonable opinion of the Directors, contains manifest error or is not appropriate in any particular circumstance, the Directors may, subject to prior written approval from APRA, make such alteration to the calculation of an Adjustment Factor or the Cumulative Adjustment Factor as they consider reasonably appropriate for that particular circumstance.

(c)           ANZ, shall notify Holders:

(i)            in the case of the Preliminary Trigger Date, not later than 20 Business Days before the Conversion Date, whether the condition in clause 7.2(a)(i) has been satisfied; and

(ii)                                  in the case of the Conversion Date, on the Conversion Date, whether the condition in clause 7.2(a)(ii) has been satisfied (and accordingly whether on that date an Assignment Event has occurred and the Preference Shares have been converted to Ordinary Shares).

7.3                               Conversion Mechanics; Determination of Conversion Ratio

  (a)                            If ANZ is required to convert the Preference Shares into Ordinary Shares, the following events shall automatically occur on the Conversion Date:

(i)                                     ANZ shall convert each Preference Share into one Ordinary Share through a variation of the rights attaching to such share; and

(ii)                                  ANZ shall issue to the Holder giving the notice under clause 7.3(f) an additional number of Ordinary Shares equal to one less than the Conversion Ratio (provided that where the total number of additional Ordinary Shares to be allotted to a Holder in respect of the total number of Ordinary Shares to be issued to that Holder on conversion includes a fractional interest in an Ordinary Share, such fractional interest shall be disregarded).

  (b)                           The Conversion Ratio shall be determined in accordance with the following formula:

Conversion Ratio =	£50,000
AUD-VWAP x (1 - CD) x Conversion Date GBP Rate

Where:

AUD-VWAP means (i) in the case of the Preliminary Trigger Date, the VWAP on the Preliminary Trigger Date and (ii) in the case of a Conversion Date, the simple average of the VWAPs for each of the 20 Trading Days immediately preceding the Conversion Date;

CD means a conversion discount of 5%; and

Conversion Date GBP Rate means a simple average (rounded to five decimal places) of the forward Australian dollar / Sterling exchange rate quoted by the GBP Rate Market Makers at 10.00 am (London time) as of the Preliminary Trigger Date for delivery of Australian dollars on the Conversion Date.

(c)                                  For the purposes of calculating VWAP in accordance with the provisions of these Preference Share Terms:

(i)                                     where, on some or all of the Trading Days in the period in which VWAP is being determined (the “Reference Period”), Ordinary Shares have been quoted on ASX (or such other principal exchange on which the Ordinary Shares are then listed) as cum dividend or cum any other distribution or entitlement and Preference Shares will be converted into Ordinary Shares after the date those Ordinary Shares no longer carry that entitlement, then the VWAP on the Trading Days on which those Ordinary Shares have been quoted cum dividend or cum entitlement shall be reduced by an amount (the “Cum Value”) equal to:

(A)                              in the case of a dividend or other cash distribution, the amount of that dividend or cash distribution including, if the dividend is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person under the Australian Tax Act;

(B)                                in the case of an entitlement which is traded on the ASX (or the other principal exchange on which the Ordinary Shares shall then be listed on any of those Trading Days), the volume weighted average price of all such entitlements sold on the ASX or such other exchange during the Reference Period on the Trading Days on which those entitlements were traded; or

(C)                                in the case of an entitlement not traded on the ASX (or such other principal exchange on which the Ordinary Shares shall then be listed during the Reference Period) or a non-cash distribution, the value of the entitlement or non-cash distribution as reasonably determined in good faith by the Directors of ANZ;

(ii)                                  where, on some or all of the Trading Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and Preference Shares will be converted into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Trading Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value;

(iii)                               the following sales shall be excluded from calculation:  any “crossing” transaction outside the “Open Session State” or any “special crossing” transacted at any time, each as defined in the market rules of ASX and any overseas trades or trades pursuant to the exercise of options over ANZ ordinary shares;

(iv)                              where the principal exchange on which the Ordinary Shares are listed is not ASX, VWAP shall, in good faith, be adjusted by the Directors of ANZ as they consider appropriate; and

(v)                                 where the Ordinary Shares are reconstructed, consolidated or reclassified (other than as specifically dealt with elsewhere) into a greater or lesser number of securities during the Reference Period (or prior to allotment of Ordinary Shares under these Preference Share Terms if such shares are not allotted on the Conversion Date), VWAP shall, in good faith, be adjusted by the Directors of ANZ as they consider appropriate.

(d)                                 ANZ shall notify Holders:

(i)                                     in the case of the Preliminary Trigger Date, no later than 20 Trading Days before the Conversion Date, whether the condition in clause 7.2(a)(i) has been satisfied; and

(ii)                                  in the case of the Conversion Date, on the Conversion Date, whether the condition in clause 7.2(a)(ii) has been satisfied (and accordingly that on that date an Assignment Event has occurred and the ANZ preference shares have been converted into Ordinary Shares).

(e)                                  ANZ shall use its commercially reasonable best efforts to list the Ordinary Shares issued upon conversion of the Preference Shares on the ASX or the principal securities exchange on which its Ordinary Shares are then listed.

(f)                                    In order for the Ordinary Shares to be issued to a Holder, no later than 10 Business Days prior to the Conversion Date, the Holder must give a notice (which notice shall be irrevocable) to the Registrar specifying:

(i)                                     its name and address for entry into any register of title, and receipt of any certificates or holding statements in respect of any Ordinary Shares; and

(ii)                                  the details of any securities account (with any Clearing Agency or in the clearance and settlement system operated by affiliates of ASX or otherwise) to which Ordinary Shares may be credited.

(g)                                 Where on the Conversion Date Preference Shares are in the form of Registered Global Preference Shares, (unless the Ordinary Shares to be issued on the Conversion Date are to be so registered in the name of and deposited with a common depository for a Clearing Agency or as otherwise provided by a Clearing Agency), such notice shall be given by the Preference Share Beneficial Owner and the Ordinary Shares shall be issued to such persons accordingly.

(h)                                 Once a notice has been given under clause 7.3(f) the Holder or Preference Share Beneficial Owner must not deal with, transfer, dispose or otherwise encumber the Preference Shares (or its Beneficial Interest therein) (except as required under clause 7.6). If a Holder, or

Preference Share Beneficial Owner fails to give such a notice or ANZ determines it is unlawful, impractical or unduly burdensome for it to issue Ordinary Shares to such Holder or Preference Share Beneficial Owner, the Ordinary Shares which are to be issued to such person on conversion may in ANZ’s discretion be issued to a nominee appointed by ANZ who will sell those Ordinary Shares and pay a cash amount equal to the net proceeds received, after deducting all costs, taxes and charges incurred in connection with the sale.

(i)                                     ANZ shall reasonably endeavour to establish a share sale facility, on terms determined by ANZ in its discretion, under which a Holder may elect to sell Ordinary Shares issued on conversion of the Holder’s Preference Shares and have the proceeds from such sale delivered to the Holder.

7.4                               Acquisition Event

If an Acquisition Event occurs and ANZ does not provide a Redemption notice in respect of all of the Preference Shares on or prior to the 25th Business Day prior to the Early Conversion Date for Redemption of the Preference Shares on such Early Conversion Date, then, subject to the Conversion Conditions specified in clause 7.2 being satisfied, all Preference Shares shall be converted into Ordinary Shares on the Early Conversion Date in accordance with clause 7.3. In connection with any such conversion,

  (a)                            all references in clauses 7.2 and 7.3 to the Conversion Date shall instead refer to the Early Conversion Date;

  (b)                           the reference to £50,000 in the definition of the term “Conversion Ratio” shall instead refer to the Make-Whole Redemption Price as if the Early Conversion Date were a Redemption Date on which the Preference Shares were to be Redeemed for cash; and

  (c)                            the Conversion Ratio shall be determined by reference to the lesser of 20 Trading Days and the number of Trading Days that the Ordinary Shares are quoted for trading on the ASX (or the principal securities exchange on which the Ordinary Shares are then listed) after the occurrence of the Acquisition Event.

If the Conversion Conditions are not satisfied in respect of the Early Conversion Date, there shall be no subsequent Conversion Dates and the Preference Shares will never be Converted.

7.5                               Holder Acknowledgments

Each Holder irrevocably:

(a)                                  upon conversion of a Preference Share in accordance with this clause 7, consents to becoming a member of ANZ and agrees to be bound by the ANZ Constitution;

(b)                                 acknowledges and agrees it is obliged to accept Ordinary Shares upon a conversion in accordance with this clause notwithstanding anything that might otherwise affect a conversion of Preference Shares including:

(i)                                     any change in the financial position of ANZ since the Issue Date;

(ii)                                  any disruption to the market or potential market for the Ordinary Shares or to capital markets generally;

(iii)                               any breach by ANZ of any obligation in connection with the Preference Shares or the Units; or

(iv)                              it being impossible or impractical to sell or otherwise dispose of Ordinary Shares or, to list those Ordinary Shares.

7.6                               Transfer

(a)                                  Conversion Date

No less than 30 Business Days, and no more than 60 Business Days prior to the Conversion Date, ANZ may issue to Holders a notice (a “Transfer Notice”) specifying that all Units or, following the occurrence of an Assignment Event where Preference Shares remain outstanding, Preference Shares then outstanding (or, where the Preference Shares are Global Registered Preference Shares, the Beneficial Interest is such Preference Shares and, where such Preference Shares from part of the Units, the corresponding Book Entry Interest in the Notes) will be acquired by a third party purchaser with the Required Credit Rating on the date of the Transfer Notice (a “Nominated Party”) (provided such Nominated Party may not be a Controlled Entity of ANZ unless otherwise approved by APRA). Such acquisition will occur on the Conversion Date at a purchase price per Unit or Preference Share, as the case may be, of £50,000.

(b)                                 Early Conversion Date

If an Acquisition Event occurs, ANZ may, no later than 25 Business Days prior to the Early Conversion Date, issue to holders a notice (“Early Transfer Notice”) specifying that all Units or, following the occurrence of an Assignment Event where Preference Shares remain outstanding, Preference Shares then outstanding (or, where the Preference Shares are Global Registered Preference Shares, the Beneficial Interest is such Preference Shares and “where such Preference Shares from part of the Units” the corresponding Book Entry Interest in the Notes) shall be acquired by a Nominated Party on the Early Conversion Date. The purchase price payable per Unit or Preference Share, as the case may be, so acquired shall equal the Make-Whole Redemption Price plus, if the Preference Share then forms part of such Unit, accrued and unpaid interest on the Note forming part of such

Unit to the Early Conversion Date (assuming for purposes of determining the purchase price that the Early Conversion Date were a Redemption Date on which the Preference Shares would be Redeemed for cash).

(c)                                  General

Transfer and delivery of the Units or Preference Shares, by the Holder as the case may be, to the Nominated Party on the Conversion Date or the Early Conversion Date shall be made so long as the Preference Shares are Registered Global Preference Shares against payment therefor in accordance with the Applicable Procedures of the Clearing Agency for the Units or the Preference Shares, as the case may be, or as otherwise specified in the Transfer Notice.

The obligation of the Nominated Party to pay the aggregate purchase price on the relevant Conversion Date or Early Conversion Date may be subject to conditions. If the Nominated Party does not pay the aggregate purchase price in full on the relevant Conversion Date or Early Conversion Date, and whether as a result of any such condition not being satisfied or otherwise, the Transfer Notice will be void and the Preference Shares will not convert into Ordinary Shares on the relevant Conversion Date or Early Conversion Date and the Holder will continue to hold Units or, if the Preference Shares do not form a part of the Units, the Preference Shares. The transfer will convey all right to interest on the Notes or Dividends on the Preference Shares arising after the Conversion Date, or Early Conversion Date, as the case may be, and to be issued with Ordinary Shares on conversion of the Preference Shares on the Conversion Date or the Early Conversion Date (as the case may be) but excluding any interest or dividend payable on the Notes or the Preference Shares (as the case may be) on that date.

ANZ will reasonably endeavor, in light of the circumstances then existing, to minimize the conditionality of such Nominated Party’s obligation to pay the aggregate purchase price but gives no assurance as to the details of any such conditions.

The terms of appointment of the Nominated Party may be as agreed between ANZ and the Nominated Party and, without limitation, may allow Ordinary Shares to be issued to the Nominated Party as holder notwithstanding such person has not given a notice referred to in clause 7.3(f) by no later than 10 Business Days prior to the Conversion Date.

8                                         Meetings and Voting Rights

8.1                               Meetings

In accordance with ANZ’s Constitution, a Holder of Preference Shares will have the same rights as the holders of Ordinary Shares with respect to receiving notices of general meetings and financial reports and attending ANZ’s general meetings.

8.2                               Voting Rights

(a)                                  A Holder of Preference Shares shall have the right to speak and vote at a meeting of members of ANZ in the following circumstances and in no others:

(i)                                     on any proposal to reduce ANZ’s share capital, other than a resolution to approve a Redemption;

(ii)                                  on a proposal that affects the rights attached to the Preference Shares;

(iii)                               on any resolution to approve the terms of a buy-back agreement other than a resolution to approve a Redemption of Preference Shares;

(iv)                              on a proposal to wind up ANZ;

(v)                                 on a proposal for the disposal of the whole of ANZ’s property, business and undertaking;

(vi)                              on any matter during a winding up of ANZ; and

(vii)                           during a Special Voting Period, with respect to all matters on which the holders of Ordinary Shares are entitled to vote other than a resolution to approve a Redemption.

(b)                                 A “Special Voting Period” is the period from and including:

(i)                                     any Dividend Payment Date on which ANZ fails to pay in full the Dividends accrued in respect of the immediately preceding Dividend Period; or

(ii)                                  the date on which ANZ NY Branch fails to make an Interest payment in full on the Notes;

to but excluding:

(A)                              in the case of clause 8.2(b)(i), the date on which (1) ANZ has paid in full an Optional Dividend or (2) ANZ has paid:

(aa)                            scheduled Dividends on the Preference Shares in full on each Dividend Payment Date; and

(bb)                          if applicable, ANZ NY Branch has paid scheduled Interest payments on the Notes in full on each Interest Payment Date,

during a 12 consecutive month period; or

(B)                                in the case of 8.2(b)(ii), the date on which (1) ANZ NY Branch has paid Interest on each scheduled Interest Payment Date on the Notes in full for at least 12 consecutive months, (2) ANZ NY Branch has made payment in full of an Optional Interest Payment, or (3) following the occurrence of an Assignment Event, the date on which ANZ has paid:

(aa)                            scheduled Dividends on the Preference Shares in full on each Dividend Payment Date; and

(bb)                          if applicable, ANZ NY Branch has paid scheduled Interest payments on the Notes in full on each Interest Payment Date,

during a 12 consecutive month period.

(c)                                  On a resolution or proposal on which a Holder is entitled to vote under this clause, the Holder has:

(i)                                     on a show of hands, one vote; and

(ii)                                  on a poll, one vote for each Preference Share held.

8.3                               Capital reductions

Each Holder agrees that if ANZ proposes to undertake a reduction of capital with respect to the Preference Shares and under applicable law the Holder is entitled to vote on a resolution to approve that reduction, the Holder will vote in favor of that resolution.

9                                         Amendments to these Preference Share Terms and variation of rights

(a)                                  Subject to complying with all applicable laws and with the prior approval of APRA, if required, ANZ may, without the authority, assent or approval of Holders, amend or add to these Preference Share Terms where the amendment or addition is, in the reasonable opinion of ANZ:

(i)                                     made to correct a manifest error;

(ii)                                  of a formal, minor or technical nature;

(iii)                               made to remove any inconsistency between these Preference Share Terms and the terms of the Indenture or the Notes;

(iv)                              made to comply with any law, or the listing or quotation requirements of any securities exchange on which ANZ proposes from time to time to seek quotation of the Preference Shares or the Units;

(v)                                 convenient for the purpose of obtaining or, if obtained, maintaining the listing or quotation of the Preference Shares or the Units on any securities exchange;

(vi)                              is not, and is not likely to become, materially prejudicial to Holders generally;

(vii)                           is made in accordance with clauses 5.2 and 9(c); or

(viii)                        is made as contemplated by paragraph (A) of the definition of “Acquisition Event”.

(b)                                 Other than as set forth in clauses 9(a) and 9(c), the rights attached to the Preference Shares may not be varied or reduced except with any required approvals of APRA or any applicable regulatory authority or any other governmental agency and (i) with the consent in writing of Holders of at least 75% of the Preference Shares then on issue or (ii) with the approval of a Special Resolution of Holders.

(c)                                  In the event that ANZ decides to Vary the terms of the Preference Shares upon and following the occurrence of one of the events specified in clause 5.2(b) in lieu of Redeeming them for cash or Qualifying Tier 1 Securities, the terms of the Preference Shares as Varied (together with the Notes if the Preference Shares are then part of Units) will not be materially less favorable to a Holder than the terms of the Preference Shares prior to being so Varied (as reasonably determined by ANZ, and provided that a certification of two such directors of ANZ to such effect and an opinion to such effect of an independent investment banking firm of international repute selected by ANZ, which may include any of the Initial Holders and its successors and affiliates, shall have been delivered to ANZ prior to such Variation). The Variations to the Preference Shares shall:

(i)                                     be limited to those that are required to enable ANZ to avoid the adverse consequences of the applicable event that resulted in ANZ having the right to Vary the terms of the Preference Shares;

(ii)                                  be such that the Preference Shares, as so Varied, shall be eligible for inclusion as Tier 1 Capital of ANZ on a Level 1 or Level 2 basis;

(iii)                               not amend any of the payment, ranking and liquidation preference terms of the Preference Shares, or provisions of clause 3.9 of these Preference Share Terms; and

(iv)                              be otherwise in accordance with the Constitution and the Corporations Act.

(d)                                 The allotment or issue of preference shares, or the conversion of existing shares into preference shares, ranking junior to, equally with or, (to the maximum extent permitted by the Constitution) senior to the Preference Shares then on issue for participation in profits or assets of ANZ, and whether entitled to cumulative or non-cumulative dividends, or a redemption, buy-back or return or distribution of capital in respect of any share capital other than a Preference Share, whether ranking junior to or equally with the Preference Shares, is expressly permitted and authorized by these Preference Share Terms and does not constitute a modification or variation of the rights or privileges to the Preference Shares then on issue.

10                                  Governing law

These Preference Share Terms are governed by the law in force in the State of Victoria, Australia.

11                                  Interpretation and definitions

11.1                        Interpretation

(a)                                  Unless otherwise specified in these Preference Share Terms, notices may be given by ANZ to a Holder in the manner prescribed by the Constitution for the giving of notices and the relevant provisions of the Constitution apply with all necessary modification to notices to Holders.

(b)                                 Definitions and interpretation under the Constitution will also apply to these Preference Share Terms unless the contrary intention is expressed.

(c)                                  The right of ANZ to Redeem Preference Shares is subject to all applicable laws.

(d)                                 Unless otherwise specified, a reference to a clause or a paragraph is a reference to a clause or a paragraph of these Preference Share Terms.

(e)                                  Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Preference Share Terms.

(f)                                    The singular includes the plural and vice versa.

(g)                                 If a calculation is required under these Preference Share Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(h)                                 Any provisions which refer to the requirements of APRA will apply to ANZ only if ANZ is an entity or the holding company or subsidiary of an entity subject to regulation and supervision by APRA at the relevant time and to the requirements of APRA’s prudential regulation then applicable.

(i)                                     A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(j)                                     If an event under these Preference Share Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(k)                                  Calculations, elections and determinations made by ANZ under these Preference Share Terms are binding on Holders in the absence of manifest error.

(l)                                     A Holder may not exercise or seek to exercise to take any proceedings for the exercising of any right of set-off or counter claim against ANZ in respect of any claim by ANZ against that Holder.

(m)                               Notice shall be deemed received on the Business Day following posting of the notice.

(n)                                 Where a term is defined in clause 11.2 by reference to the Indenture, that term has that meaning notwithstanding that, following an Assignment Event with respect to all Notes, the Preference Shares are no longer part of Units and that no Notes may be outstanding.

11.2                        Definitions

The following expressions shall have the following meanings:

2003 Trust Securities means the US$350,000,000 of trust securities issued by ANZ Capital Trust I and the US$750,000,000 of trust securities issued by ANZ Capital Trust II in 2003, representing beneficial interests in units, each unit representing a fully paid note issued by Sampson Funding Limited and guaranteed on a subordinated basis by ANZ stapled to a fully paid preference share issued by ANZ.

2004 Trust Securities means the €500,000,000 of trust securities issued by ANZ Capital Trust III in 2004 representing beneficial interests in units, each units representing a fully paid note issued by ANZ Jackson Funding PLC and guaranteed on a subordinated basis by ANZ stapled to a fully paid preference share issued by ANZ.

Acquisition Event means:

(a)                                  a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Ordinary Shares and such offer is, or becomes, unconditional, all regulatory approvals necessary for the acquisition to occur have been obtained and either:

(i)                                     the bidder has at any time during the offer period, a relevant interest in more than 50% of the Ordinary Shares on issue; or

(ii)                                  the directors of ANZ, acting as a board, issue a statement that at least a majority of its directors who are eligible to do so have recommended acceptance of such offer (in the absence of a higher offer); or

(b)                                 a court orders the holding of meetings to approve a scheme of arrangement under Part 5.1 of the Corporations Act, which scheme would result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented and:

(i)                                     all classes of members of ANZ pass all resolutions required to approve the scheme by the majorities required under the Corporations Act to approve the scheme; and

(ii)                                  all conditions to the implementation of the scheme, including any necessary regulatory approvals (but not including approval of the scheme by the court) have been satisfied or waived.

Notwithstanding the foregoing, none of the events described above will constitute an Acquisition Event if:

(A)                              the acquirer assumes all of ANZ’s obligations to convert the Preference Shares into Ordinary Shares by undertaking to convert such Preference Shares into ordinary shares of the acquirer on any Conversion Date (or earlier upon the occurrence of an Acquisition Event in respect of the acquirer (for which purposes all references in this clause to ANZ will be read as a reference to the acquirer));

(B)                                the ordinary shares of the acquirer are listed on an internationally recognized securities exchange; and

(C)                                such event would not, in ANZ’s reasonable opinion otherwise materially prejudice the interests of the holders of the Units or the Preference Shares.

Additional Amounts has the meaning given in clause 3.8(a).

Adjustment Factor has the meaning given in clause 7.2(b).

ANZ means Australia and New Zealand Banking Group Limited (ABN 11 005 357 522).

ANZ Group means at any time ANZ and its controlled entities as defined in Australian Generally Accepted Accounting Principles.

ANZ Shares means Ordinary Shares or any other shares in the capital of ANZ.

ANZ StEPS means the ANZ Stapled Exchangeable Preferred Securities issued by ANZ in 2003 each comprising a fully paid note issued by ANZ

Holdings (New Zealand) Limited stapled to a fully paid preference share issued by ANZ.

ANZ NY Branch means ANZ, acting through its New York branch.

Applicable Procedures has the meaning given in the Indenture.

Appointed Person has the meaning given in clause 5.12.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any successor body responsible for prudential regulation of ANZ or the ANZ Group.

APRA Condition has the meaning given in the Indenture.

Assignment has the meaning given in the Indenture.

Assignment Event has the meaning given in clause 4.1.

ASX means ASX Limited, operator of the Australian Securities Exchange.

AUD-VWAP has the meaning given in clause 7.3(b).

Australian Dollar Equivalent has the meaning given in clause 6.2(d).

Australian dollars means Australian currency.

Australian Generally Accepted Accounting Principles means the accounting standards under the Corporations Act or, if not inconsistent with those standards, accounting principles and practices generally accepted in Australia.

Australian Tax Act means:

(a)                                  the Australian Income Tax Assessment Act 1936 or the Australian Income Tax Assessment Act 1997, as the case may be, as amended, and a reference to any section or division of the Income Tax Assessment Act 1936 includes a reference to that section or division as rewritten in the Income Tax Assessment Act 1997; and

(b)                                 any other Australian legislation setting the rate of income tax payable and any regulation promulgated thereunder.

Authorized Officer means each director and secretary of ANZ and any person delegated on the authority of the Directors to exercise the power of attorney conferred by clause 5.12.

Benchmark Gilt means:

(a)                                  with respect to the determination of the Make Whole Redemption Amount for any Redemption that occurs on a date other than an Optional Redemption Date, such United Kingdom government security having a maturity date on or about the Optional Redemption Date next succeeding the date of such Redemption, or if any such security is no longer in issue, such other United Kingdom government security, as the Calculation Agent may, with the advice of the Reference Market Makers, determine to be appropriate; and

(b)                                 with respect to the determination of the Dividend Reset Rate applicable during a Dividend Reset Period, the Five-Year Benchmark Gilt, or if any such security is no longer in issue, such other United Kingdom government security, as the Calculation Agent may, with the advice of the Reference Market Makers, determine to be appropriate at the relevant time.

Beneficial Interest means a beneficial interest in a Registered Global Preference Share registered in the name of a Clearing Agency or its nominee, ownership and transfers of which shall be made through a book entry by a Clearing Agency.

Book Entry Interest has the meaning given in the Indenture.

Business Day means:

(a)                                  other than in clause 7, any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or executive order to be closed in New York, United States of America, London, United Kingdom or Melbourne, Australia; and

(b)                                 in clause 7, is a day referred to in paragraph (a) which is also a business day within the meaning of the listing rules of ASX.

CD has the meaning given in clause 7.3(b).

Calculation Agent means Deutsche Bank AG, London Branch and its successors and assigns.

Clearing Agency has the meaning given in the Indenture.

Clearstream, Luxembourg has the meaning given in the Indenture.

Constitution means the constitution of ANZ as amended from time to time.

Control has the meaning given in the Corporations Act.

Controlled Entity in respect of ANZ means an entity ANZ Controls.

Conversion Conditions means the Conversion Conditions set forth in clause 7.2.

Conversion Date means 15 June, 2012 and each date thereafter that is a five year anniversary of a preceding Conversation Date.

Conversion Date GBP Rate has the meaning given in clause 7.3(b).

Conversion Ratio has the meaning given in clause 7.3(b).

Corporations Act means the Corporations Act 2001 of Australia.

Cumulative Adjustment Factor has the meaning given in clause 7.2(b).

Cum Value has the meaning given in clause 7.3(c).

Default Interest Rate means the rate equal to the Dividend Rate which applies to the calculation of accrued and unpaid Dividends as at the Redemption Date.

Determination Date means, with respect to a Dividend Reset Period, the fifth London Business Day preceding the first day of the Dividend Reset Period; provided that if it is not possible for any reason to determine the Dividend Reset Rate on any such day, the Determination Date shall be postponed to the first London Business Day thereafter on which the Calculation Agent determines that it is possible to determine the Dividend Reset Rate.

Directors mean some or all of the directors of ANZ acting as a board under the Constitution, or if the relevant powers or discretions have been delegated by the board, the committee or individuals acting as delegate of the board.

Dividend means dividends payable on the Preference Shares on each Dividend Payment Date.

Dividend Payment Date means 15 June and 15 December of each year commencing the first such date after the Preference Shares become dividend paying instruments in accordance with clause 3.1(b).

Dividend Payment Period means each period beginning on:

(a)                                  the last Interest Payment Date immediately prior to the date of the first Dividend Payment Date;

(b)                                 or if no Interest Payment Date shall have occurred, the Issue Date; or

(c)                                  if an Assignment Event that results in the Preference Shares becoming dividend paying occurs on an Interest Payment Date, the date such Assignment Event occurs; and

(d)                                 on each Dividend Payment Date thereafter,

and ending on the day that precedes the next succeeding Dividend Payment Date, if any.

Dividend Rate has the meaning given in clause 3.1(c).

Dividend Rate Reset Date means 15 June 2012 and each fifth year anniversary thereof; provided that the first Dividend Rate Reset Date shall be the first such date after the Preference Shares become dividend paying instruments in accordance with clause 3.1(b).

Dividend Reset Period means each five year period beginning:

(a)                                  the last Interest Rate Reset Date immediately prior to the date of the first Dividend Rate Reset Date; or

(b)                                 if there is an Assignment Event that results in the Preference Shares becoming dividend paying on an Interest Rate Reset Date, the date such Assignment Event occurs; and

(c)                                  on each Dividend Rate Reset Date thereafter,

and ending on the day that precedes the next succeeding Dividend Rate Reset Date, if any or any earlier date of Redemption of the Preference Shares.

Dividend Reset Rate means, with respect to a Dividend Reset Period, the Gross Redemption Yield of the Benchmark Gilt in respect of that Dividend Reset Period, with the price of the Benchmark Gilt for this purpose being the arithmetic average (rounded to four decimal places, with 0.00005 being, rounded upwards) of the bid and offered prices of the Benchmark Gilt quoted by the Reference Market Makers at 3:00 p.m. (London time) on the relevant Determination Date on a dealing basis for settlement on the next following London Business Day.

Early Conversion Date means the 35th Business Day immediately following an Acquisition Event.

Early Transfer Notice has the meaning given in clause 7.6(b).

Encumbrance means any mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, title retention, preferential right or trust arrangement, any other security agreement or security arrangement and any other arrangement of any kind having the same effect as any of the foregoing other than liens arising by operation of law.

Equal Ranking Instruments means, in respect of the payment of dividends or the return of capital in a winding up:

(a)                                  the preference shares comprised in the ANZ StEPS;

(b)                                 the preference shares comprised in the 2003 Trust Securities;

(c)                                  the preference shares comprised in the 2004 Trust Securities;

(d)                                 each other preference share that ANZ may issue that is expressed to rank equally with the foregoing and the ANZ preference shares in respect of dividend or for the return of capital in a winding up of ANZ (as the case may be); and

(e)                                  any securities or other instruments that are expressed to rank in respect of dividend or for the return of capital in a winding up (as the case may be) equally with those preference shares and the ANZ preference shares;

Euroclear has the meaning given in the Indenture.

Event of Default has the meaning given in the Indenture.

Five-Year Benchmark Gilt means, in respect of a Dividend Reset Period, such United Kingdom government security having a maturity date on or about the last day of such Dividend Reset Period as the Calculation Agent, with the advice of the Reference Market Makers, shall determine to be appropriate.

GBP Rate has the meaning given in clause 7.2(b).

GBP Rate Market Makers means three market markers in Australian dollar / Sterling currency exchange selected by the Calculation Agent in consultation with ANZ.

Global Holder has the meaning given in clause 2.1.

Gross Redemption Yield means, with respect to a Benchmark Gilt, the gross redemption yield, as calculated by the Calculation Agent on the basis set out by the United Kingdom Debt Management Office in the paper “Formulae for Calculating Gilt Prices from Yields” page 5, Section One: Price/Yield Formulae “Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date” (published on June 8, 1998 and updated on January 15, 2002 and March 16, 2005, and as further updated or amended from time to time) on a semi-annual compounding basis (converted to an annualized yield and rounded, if necessary, to four decimal places with 0.00005 being rounded upwards).

Holder means a person whose name is for the time being registered in the Register as the holder of a Preference Share.

Indenture means the indenture, dated as of 15 June, 2007, among ANZ NY Branch, as issuer, ANZ, as assignee pursuant to the Assignment, and the Trustee.

Initial Holders means Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and UBS Limited.

Interest means interest and other amounts payable on the Notes on an Interest Payment Date in accordance with the terms of the Notes and the Indenture.

Interest Payment Date has the meaning given in the Indenture.

Interest Rate Reset Date has the meaning given in the Indenture.

Issue Date means 15 June, 2007.

Issue Date-VWAP has the meaning given in clause 7.2(b).

Level 1, Level 2 and Level 3 with respect to Tier 1 Capital, or risk-based capital ratio prescribed by APRA or Tier 1 Capital Ratio, have the respective meanings given to those terms from time to time by APRA.

Liquidation Sum has the meaning given in clause 6.2(c).

London Business Day means any day other than Saturday or Sunday on which banks are open for business in London, United Kingdom.

Make Whole Redemption Amount means, with respect to a Redemption on any date other than an Optional Redemption Date, the sum of:

(a)                                  the price, expressed as a percentage (rounded to four decimal places, with 0.00005 being rounded upwards) of the liquidation preference per Preference Share of £50,000, at which the Gross Redemption Yield of the Preference Share on the Reference Date (assuming for this purpose that the liquidation preference of the Preference Share were payable on the Optional Redemption Date next succeeding the date of such Redemption) is equal to the Gross Redemption Yield (determined by reference to the middle market price) at 3:00 p.m. (London time) on the Reference Date of the Benchmark Gilt plus 0.30%; and

(b)                                 if the Preference Shares are then dividend paying and if the Redemption Date is on or within 21 Business Days following a Dividend Payment Date (except to the extent such amount has been taken into account in determining the amount in paragraph (a) of this definition), accrued and unpaid Dividends for the immediately preceding Dividend Payment Period.

Make Whole Redemption Price means, with respect to a cash Redemption on any date other than an Optional Redemption Date, the greater of:

(a)                                  £50,000 plus, if the Preference Shares are then dividend paying, an amount equal to the accrued but unpaid Dividends for the then current Dividend Payment Period, if any, and, if the Redemption Date is on or within 21 Business Days after a Dividend Payment Date, accrued and unpaid Dividends for the immediately preceding Dividend Payment Period; and

(b)                                 the Make Whole Redemption Amount (which is intended to solely compensate a Holder for any reinvestment loss from interest rate risk, and costs of reinvestment as a result of early Redemption).

Maximum Conversion Ratio has the meaning specified in clause 7.2.

Moody’s means Moody’s Investors Service Inc. or any of its subsidiaries or successors.

Nominated Party has the meaning specified in clause 7.6(a).

Non-innovative Residual Tier 1 Capital means at any time equity, debt or other capital instrument so described by APRA.

Note means £50,000 principal amount of Notes.

Notes means fully paid, perpetual, unsecured, Sterling denominated subordinated notes issued by ANZ NY Branch pursuant to the Indenture and entitled “Perpetual Fixed to Floating Rate Subordinated Notes Due”, which, prior to the occurrence of an Assignment Event with respect thereto, will be components of Units.

Note Holder means a person whose name is for the time being registered in the Notes Register as the holder of a Note.

Notes Register means the register of Notes maintained by or on behalf of ANZ NY Branch.

Optional Dividend has the meaning given in clause 3.9.

Optional Interest Payment has the meaning given in the Indenture.

Optional Redemption Date means, with respect to a Redemption of the Preference Shares for cash, the Conversion Date and each date thereafter that is the fifth anniversary of a preceding Optional Redemption Date.

Ordinary Share means a fully paid ordinary share in the share capital of ANZ.

Preference Share means a fully paid preference share in the share capital of ANZ, the terms of which are set out in these Preference Share Terms.

Preference Share Beneficial Owner means, with respect to a Beneficial Interest, a person who is the beneficial owner of such Beneficial Interest as reflected on the books of the Clearing Agency or on the books of a person maintaining an account with such Clearing Agency (directly as a clearing agency participant in accordance with the rules of such Clearing Agency or as an indirect participant).

Preference Share Terms means these terms of issue of Preference Shares.

Preference Share Withholding Tax Event means the receipt by ANZ of an opinion of competent tax counsel following the occurrence of an Assignment Event with respect to all of the outstanding Notes to the effect that, as a result of the introduction of, or amendment or clarification to or change in (or announcement of a prospective introduction of, amendment or clarification to or change in) or change in the interpretation or application of a law or regulation, or issue of a ruling or statement made in relation to a ruling application, by any legislative body, court, governmental agency or regulatory authority, or a challenge asserted or threatened in connection with an audit of ANZ, or a challenge asserted or threatened in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the Preference Shares there is more than an insubstantial risk that the Australian withholding tax payable on the Dividends on the Preference Shares is or will be increased to greater than 30% of the Dividends paid.

Prospectus means the prospectus relating to the issue of the Units dated 12 June, 2007.

Preliminary Trigger Date means the 25th Business Day prior to a Conversion Date or Early Conversion Date, as the case may be.

Qualifying Tier 1 Securities means securities issued directly or indirectly by ANZ the terms of which are not materially less favorable to an investor than the terms of the Notes and the Preference Shares taken together (as reasonably determined by ANZ, and provided that a certification to such effect of two Directors and an opinion to such effect of an independent investment banking firm of international repute selected by ANZ, which may include an Initial Holder and its successors and affiliates, shall have been issued to ANZ prior to the issue of the relevant securities), provided that the securities (i) shall be eligible for inclusion in Tier 1 Capital of ANZ on a Level 1 or Level 2 basis, (ii) provide for the same rate and timing of payment from time to time applying to the Units, or after the occurrence of an Assignment Event, the Preference Shares and (iii) shall rank at least equal to the Preference Shares in respect of payment of dividends and the return of capital in a winding up.

Record Date has the meaning given in clause 3.6.

Redemption means redeem, buy-back (other than an on market buy-back within the meaning of the Corporations Act) or reduce capital in connection with the Preference Shares, or any combination thereof at ANZ’s discretion and Redeem, Redeemed and Redeemable have corresponding meanings.

Redemption Date means, in respect of a Preference Share, the date specified in a notice of Redemption given by ANZ as being the date that the Preference Share is to be Redeemed.

Redemption Price has the meaning given in clause 5.3(a).

Reference Date means, with respect to a Redemption of Preference Shares on a date other than an Optional Redemption Date, the third London Business Day prior to the Redemption Date.

Reference Market Makers means three brokers of United Kingdom gilt-edged securities or market makers of United Kingdom gilt-edged securities selected by the Calculation Agent in consultation with ANZ.

Reference Period has the meaning given in clause 7.3(c).

Register means the register of Preference Shares maintained by or on behalf of ANZ.

Registered Definitive Preference Share means a preference share represented by a Registered Definitive Preference Share Certificate.

Registered Definitive Preference Share Certificate means a certificate referred to in clause 2.1(b).

Registered Global Preference Share means a preference share represented by a Registered Global Preference Share Certificate.

Registered Global Preference Share Certificate means a certificate referred to in clause 2.1(a).

Registrar means ANZ or any other registrar that maintains the Register.

Regular Record Date has the meaning given in the Indenture.

Regulatory Event means:

(a)                                  the introduction of, or an amendment or clarification to or change in (or announcement of a prospective introduction of, amendment or clarification to or change in) a law or regulation of the Commonwealth of Australia or any State or Territory thereof or any directive, order, requirement, guideline or statement of APRA which has the effect that some or all of the Preference Shares, or, prior to the occurrence of an Assignment Event, some or all of the Units do not constitute Non-innovative Residual Tier 1 Capital of ANZ on a Level 1, Level 2 or Level 3 (if applicable) basis or its then equivalent;

(b)                                 the receipt by ANZ of any statement, notification or advice from APRA or a decision by any court, interpreting, applying or administering any such law or regulation to the effect that some or all of the Preference Shares or, prior to the occurrence of an Assignment Event, some or all of the Units do not constitute Non-innovative Residual Tier 1 Capital, or its then equivalent, of ANZ on a Level 1, Level 2 or Level 3 (if applicable) basis or its then equivalent without deduction or adverse effect on its regulatory capital requirements provided that in the case of a statement, notification or advice from APRA, such statement, notification or advice does not result from ANZ having exceeded a limit on such Non-innovative Tier 1 Capital which was in effect on the date of the Prospectus; or

(c)                                  the receipt by ANZ of an opinion of competent legal regulatory counsel in Australia experienced in such matters to the effect that, as a result of the occurrence on or after the date of the Prospectus of a change in law, regulation or prudential statement or a change in interpretation or application of law, regulation or prudential statement by any legislative body, court, governmental agency or regulatory authority, some or all of the Preference Shares or, prior to the occurrence of an Assignment Event, some or all of the Units do not constitute or within 90 days of such opinion will not constitute Non-innovative Residual Tier 1 Capital of ANZ on a Level 1, Level 2 or Level 3 (if applicable) basis, or its then equivalent without deduction or adverse effect on its regulatory capital requirements.

Relevant Tax has the meaning given in clause 3.8(a).

Required Credit Rating means a long terms counterparty credit rating from Standard & Poor’s and a long term senior issuer rating from Moody’s of not less than “AA-” and “Aa3” respectively.

Special Resolution is a resolution of which notice has been given in accordance with the requirements of the Corporations Act and the Constitution and that is passed by at least 75% of the votes cast by Holders entitled to vote on the resolution.

Special Voting Period has the meaning given in clause 8.2(b).

Spot Mid Rate means the spot rate as set by the Reserve Bank of Australia which is displayed on Reuters page “RBA26” (or any page which replaces that page) at 4.00pm (Sydney time) on the relevant date.

Standard & Poor’s means Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies Inc. or any of its subsidiaries or successors.

Sterling means the lawful currency of the United Kingdom.

Stock Exchange means the principal securities exchange or quotation system on which the Preference Shares are then listed or quoted.

Subsidiary has the meaning given in the Corporations Act.

Tax Event means a Preference Share Withholding Tax Event or a Unit Tax Event.

Tier 1 Capital means at any time any equity, debt or other capital so described by APRA.

Trading Day means any day on which the Ordinary Shares (1) are not suspended from trading on the ASX (excluding any intra-day trading halt) or such other principal exchange on which the Ordinary Shares are then listed, and (2) have traded at least once on such exchange.

Transfer Notice has the meaning given in clause 7.6(a).

Trustee means Deutsche Trustee Company Limited and its successors and assigns.

Unit means a unit comprised of one Preference Share and a Note.

Unit Tax Event means the receipt by ANZ of an opinion of competent tax counsel of the relevant jurisdiction to the effect that, as a result of the introduction of, or amendment or clarification to or change in (or announcement of a prospective introduction or, amendment or clarification to or change in) or change in the interpretation or application of a law or regulation, or issue of a ruling or statement made in relation to a ruling application or a refusal or failure to respond to that application, by any legislative body, court, governmental agency or regulatory authority, or a challenge asserted or threatened in connection with an audit of ANZ or ANZ

NY Branch, or a challenge asserted or threatened in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to either or both the Notes and the Preference Shares, in each case, after the date of the Prospectus, there is more than an insubstantial risk that:

(a)                                  payments of principal, interest or other amounts on the Notes or the Units are or will be subject to an amount of withholding or deduction in respect of any taxes, duties or other governmental charges for which ANZ or ANZ NY Branch must pay Additional Amounts;

(b)                                 interest payments on the Notes are, or will be, treated as frankable distributions, as defined in Division 202 of the Australian Tax Act for Australian tax purposes, other than by reason of a Regulatory Event;

(c)                                  ANZ or ANZ NY Branch is, or will be, subject to more than a de minimis amount of other taxes, assessments or other governmental charges in relation to the Notes or the Units; or

(d)                                 the rights entitling ANZ to have transferred to it the Notes upon the occurrence of an Assignment Event are or will be treated as “controlled foreign entity equity”, as such term is defined in Division 820 of the Australian Tax Act, for Australian tax purposes if the Notes were to remain outstanding.

Variation means variation of the terms of the Preference Shares pursuant to clauses 5 and 9(c) and Vary has a corresponding meaning.

Variation Date means the date a Variation of the terms of the Preference Shares pursuant to clause 9(c) takes effect.

VWAP has the meaning given in clause 7.2(b).

Business Banking – a snapshot Australia and New Zealand Banking Group Limited 19 June 2007 James Flintoft Managing Director

Business Banking – a snapshot • ‘Old’ business banking traditionally a good performing Historically strong business, 1H07 impacted by restructure and margin decline franchise • Customer satisfaction above the other Australian majors • Good staff engagement • Lower propensity to switch Restructured to • Historic under-servicing of ‘old’ Corporate Banking drive longer term • Bringing the cash flow proposition to our business profit growth banking clients • Calling rates have improved Already seeing • Deal pipeline is strong with increased credit approvals quick wins • Drawdowns are increasing • Increasing sales force effectiveness Positioning the • Streamlining the way we do business Business for the • Capturing the growth future • Deepening share of customer wallet

Restructure to drive long term profit growth Business Banking segment realigned to drive growth Lending growth 18 1H07 v 1H06 “Old” Business “Old” Corporate 16 Banking 14 12 10 8 Small Business 6 Corporate 4 Business Banking 2 0 Turnover $20m $50m $500m Old BB Old CB Old CB now in now in BB DPG The new structure has a more complete Business Banking proposition ‘Old’ Business Banking: ‘Old’ Corporate Banking: Geographic reach + Cashflow capability Secured lending Less focus on $10-40m turnover segment 330 Relationship Managers 50 Relationship Managers 3

Franchise metrics remained strong through transition period Customer satisfaction above major peers* Our staff engagement has been Customer Satisfaction with Main Bank (%) 90 maintained 80 100% 70 60 50 80% Apr-05 Oct-05 Apr-06 Oct-06 Apr-07 75% Market share has remained stable* 63% 30 Share of balances (%) 59% 25 49% 20 50% 15 10 Apr-05 Oct-05 Apr-06 Oct-06 Apr-07 25% Our clients are less likely to switch banks* Propensity to switch from Main Bank (%) (lower is better) 16 12 0% Bus Corp Bus Sales 8 Bank 06 Bank 06 Bank 07 Leaders 07 4 Apr-05 Oct-05 Apr-06 Oct-06 Apr-07 ANZ Peer 3 Peer 2 Peer 1 Source*: TNS Business Finance Monitor Base*: Metropolitan based businesses with annual turnover $1m<$40m. 12 month rolls updated monthly. 4 Share of balances Definition*: Market share percentages are based on the bank’s share of the total balances. This is calculated across six balance products, with the exclusion of vehicle and equipment finance.

We are already seeing “quick wins” from the new structure with momentum rebuilding Calling rates have improved 2007 Call Rates (Jan-07 index = 100) 400 Credit approvals are on the rise Credit approvals (Week commencing 5 Jan index = 100) 300 400 Cashflow 200 Secured Easter 350 100 300 0 Easter Jan-07 Feb-07 Mar-07 Apr-07 May-07 250 call rates Trendline 200 Our pipeline of deals is increasing 2007 Deal pipeline (Jan-07 index = 100) 150 150 Restatements 100 140 associated with Corporate 130 50 120 0 110 100 5.Jan 2-Feb 2-Mar 30-Mar 27-Apr 25-May 90 Jan-07 Feb-07 Mar-07 Apr-07 May-07 5

Our core customer proposition is the focus of our growth strategy We Learn More About Our Customers • Understand our customers, their businesses, industry & local market Understanding • Understand linkages between our customer’s businesses & personal wealth • Passionate about their businesses And We Respond Faster To Customer Needs • Convenient and easy to use Responsiveness • Simple /clear processes • Return calls same day • Fewer mistakes, problems resolved quickly 6

We are positioning the franchise well to capture growth in FY08 and beyond ‘Relationship Manager of the Increasing sales force Future’ (sales processes, sales effectiveness management, training, coaching, incentives, culture) ‘District of the Future’ Streamlining the way we do (policy and process business simplification and automation) Capturing the growth Footprint (WA, Qld, Western Sydney) Deepening share of Embedding cross-selling (Risk customer wallet management products to mid-market, Invoice Finance, etc) 7

Additional information 8

A quick recap on the first half Business Banking performance 1H07 vs 1H06 Lower than expected outcome, ‘Old’ Business reinforces need to restructure Banking ‘Old’ Corporate business to continue growing. Banking Significant improvement 36 (19) expected in 2nd half (6) 5 (7) (22) 4 25 19 103 Significant increase from 102 just $6m in 1H06, due to 3 larger IPs in ‘old’ Corporate (no systemic issues), and CP writeback in 1H06 lowering the base 1H06 Volume Margin Volume Margin Expenses Prov Tax NPAT NPAT Fees Fees OEI 1H07 ‘Old’ Business Banking ‘Old’ Corporate Banking 9

A quick recap on the first half Good performance in volume Offset by increased margin growth for ‘old’ Business Banking pressure (Index 1H06 = 100) (‘Old’ Business Banking Margin position) $b (2.8) (2.4) (11.0) (6.7) (12.6) 6.5% 12.7 6.7% Funding Mix Asset Mix Assets 9.2 Liabilities Other 8.6 8.1 5.9% 9.3% Competition - 15.6 10.6 11.5 12.2 Competition - 1H06 1H07 1H06 2H06 1H07 1H07 ‘Old’ Business Banking New Business Banking • Asset competition primarily from Variable and Fixed Rate Term Lending Lending Deposits • Other includes movement in wholesale rates and accounting changes for fee income 10

Credit quality remains sound, some losses in 1H07 but no systemic issues Portfolio is well secured Delinquency trends steady* across different risk bands $2.1bn $12.6bn $1.1bn 1.2% 100% >60 Days >90 Days 80% 0.8% 60% 40% 0.4% 20% 0% 0.0% >BB+ BB+ to BB- <BB- Mar-03 Mar-04 Mar-05 Mar-06 Mar-07 Fully Secured Partly Secured Unsecured Increase in Individual Provisions Very low levels of banking impacted by 3 customers sector impaired assets^ (accounting for ~9% of 1H07 Group IPs) (% of total assets) $m 20 0.5% 2.5 15 0.4% 2.0 0.3% 1.5 10 0.2% 1.0 5 0.1% 0.5 0 0.0% 0.0 1H06 2H06 1H07 94 97 00 03 06 Individual Provision Charge Loss Rate (RHS) ^ Source: ANZ Economics research Includes facilities for which the * Delinquency data represents original Business Banking ultimate collectability of principle and interest is compromised portfolio only 11

Credit growth still strong, but slowing customer numbers are contributing to competitive pressure Solid Business Credit Growth System growth in customers Forecast* slowing 20 (% annual change) (System Growth in # of small 18 business customers*) 16 14% 12 2.5 10 8 2.2 6 4 2.0 2 0 1.5 98 99 00 01 02 03 04 05 06 07 08 09 1.5 1.3 Corporate Debt Service Ratios at historically low levels* 1.0 60 (interest expense to gross income) 50 0.5 40 30 0.0 20 2004 2005 2006 10 0 90 92 94 96 98 00 02 04 06 *source: ANZ Economics researtch # source: ABS 12

Brokers a necessary part of doing business Role of the Broker in the Lending Customers choose brokers for Value Chain expertise & convenience before price* Exist. Relationship 30% 24% Client Credit Ongoing 18% Deal Renewal Referred by Act. 20% Acquisition Servicing 21% Writing Too busy 19% Get A Better Deal 27% 13% Wanted help 8% 12% Broker Bank / Bank Broker/ Referred by friend 5% 2007 Focus Broker Focus Bank 11% 7% 2004 Focus Recommendation 7% Focus Brokers capture approximately Volume and cross sell opportunities 33% of the market (Business Banking Customer Portfolio) ^ Micro SME Corporate (<$5m*) ($5m-$20m*) ($20m – $340m*) 40% 36% 35% 33% 48% 26% 20% 16% 12% 52% of wallet 48% of wallet Broker core focus: Cross sell opportunity: Deposit taking Business Finance ‘05 ‘06 ‘05 ‘06 ‘05 * ‘06 Wealth Mgt ^Source: East & Partners * Source: The Financial Research Company. ANZ Broker Channel SME Study Research Report, 2004 & 2007 13

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. For further information visit www.anz.com or contact Stephen Higgins Head of Investor Relations ph: (613) 9273 4185 fax: (613) 9273 4899 e-mail: stephen.higgins@anz.com 14

Maintaining the Momentum Australia and New Zealand Banking Group Limited 20 June 2007 Brian Hartzer Group Managing Director Personal Division

A quick recap on the first half Business Unit Mar 07 v Mar 06 PBP NPAT* NPAT* ($m) Mortgages 10% 7% 191 Banking Products 25% 22% 182 Consumer Finance 30% 39% 146 Regional, Rural 51 8% 4% Contribution to Personal Division Small Business Banking 21% 25% 30 NPAT 5% 3% Esanda 15% 36% 61 9% 27% 4% Pacific 27% 20% 36 7% Investment & Insurance 32% 47% 22 20% 25% Mortgages Bank Products Con. Fin Rural & Regional Small Bus Esanda Pacific Invt &Ins. *adjusts headline numbers for significant items, integration costs and fair value hedge gains / losses 2

An effective business system Strategy Financial Performance “More Employees Sustainable Convenient Banking” organic Customers growth Products & Brand Distribution Investment 3

Customer research led to “Convenience and Simplicity” Clear segmentation Why should customers bank with ANZ (and not somebody else)?? Price Driven Service Driven Importance out of 10 Premium Important, Low Fees but not 8.5 dominant Branches Prime* convenient 8.2 Straightforward People fees 8.1 increasingly “time poor” – Staff seeking engaged 8.0 convenient, simple solutions Emerging Prime Access to ATMs 7.9 Sub Prime Un-banked Recommendation 6.0 * ANZ brand for non price-driven segments Other brands for other segments Defend share via price where necessary ANZ offering a/c 5.8 4

Combined with an engaged and committed workforce… Dramatic shift in staff Personal division staff remain satisfaction highly engaged (“am I satisfied working at the ANZ?”) 100% Positive Responses Negative Responses 65% 67% 64% 64% 80% 88% 60% 60% 58% 60% 54% 51% 57% Shift to 40% “engagement” 20% 20% 4% Personal ANZ Group Aus Financial 0% Division* Services 1999 2000 2001 2002 2003 2004 benchmark 2004 2006 2007 * Based on 2007 Personal Division structure 5

Has made ANZ the leader in Customer Satisfaction… Highest Customer Satisfaction of the majors incl. St George (Main Financial Institution*) % 80 70 60 50 Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03 Sep-03 Mar-04 Sep-04 Mar-05 Sep-05 Mar-06 Sep-06 Mar-07 ANZ Peer 1 Peer 2 Peer 3 Peer 4 *Source: Roy Morgan Research – Aust MFI Pop’n aged 14+, 6 % Satisfied (Very or Fairly Satisfied), 6 mth moving average

…and delivered rewards for shareholders Personal division profit growth NPAT benefiting from 3% reduction in provisioning 22% 17% 16% 15% 15% 14% FY04 FY05 FY06 PBP NPAT 7

Our Business System generates sustainable organic growth Acquisition Strategy Financial Performance Cross sell “ More Employees Convenient Customers Banking” Attrition Products & Brand Distribution Investment Cost to Serve 8

 Customer acquisition is the basis for future growth Customer • Strong brand – “More Convenient Banking” • Simple, market leading products Acquisition • Expanded distribution (branches, ATMs, Internet) • Strong local marketing and sales disciplines + • Customer Satisfaction Cross sell • Length of Relationship • Sales Training and Incentives • Sales Process Integration _ • Higher customer satisfaction Attrition • Problem resolution • Leading net promoter score _ • Investments in future growth Cost to Serve • Lean Six Sigma • Unique Bangalore capability = Growth 9

Acquisition: A strong track record, but “traditional account” growth may slow as competitors improve Strong Brands Total Accounts opened 350,000 2H06 benefited from Visa Debit Card introduction 300,000 Expanded distribution 250,000 200,000 150,000 100,000 Compelling products 50,000 0 Mar_04 Mar-05 Mar-06 Mar-07 10

High growth in customer numbers creates opportunity… Number 2 in customer …but not yet #2 in overall With share of wallet still numbers… share below peers (but growing)* (Traditional Banking customer share*) (Traditional Banking Market share*) lower base from acquisition success 22% Peer 1: 38.9% 55% (Apr 07) 21% 19% 19% 50% 17% 15% 16% 45% 13% 11% 13% 40% 9% 7% 10% 5% 35% Mar-04 Mar-05 Mar-06 Mar-07 Mar-04 Mar-05 Mar-06 Mar-07 Mar-04 Mar-05 Mar-06 Mar-07 ANZ Peer 1 Peer 2 Peer 3 Peer 4 11 *Source: Roy Morgan Research

Cross-sell: Well placed to grow our share of wallet Age of accounts drives cross sell… …as does customer satisfaction (FUM change for new customers over time Month 1 index = 100) Likelihood of buying new products Index 100% 350 300 80% 69% 250 59% 60% 200 150 40% 25% 100 20% 13% 50 10% 7% 0 0% 2 4 6 8 10 12 14 16 18 mths 0-5 6 7 8 9 10 Access Deposit Products Overall satisfaction with ANZ Home Loans Investment Loans Offsets Personal Loans Credit Cards 12

Attrition: Minimise through satisfied customers and effective complaint resolution High customer satisfaction… …and effective complaint resolution 99% of ANZ complaints responded to in 48 hours, 90% resolved in 48 hours Likelihood of retaining customers Didn’t experience 96% an issue 100% 89% Experienced an issue 80% 0% 25% 50% 75% 100% Moved Considered Moving Not Moved 60% 54% 44% = Highest “net Promoter” score 40% Net Promoters* 15 22% 17% 10 20% 5 0 0% -5 0-5 6 7 8 9 10 -10 Apr-05 Oct-05 Apr-06 Oct-06 Apr-07 Overall satisfaction with ANZ -15 ANZ Peer 1 Peer 2 Peer 3 Peer 4 * Source: ANZ Brand Health Monitor. Net Promoters is net of those 13 ^ Results based on 2006 Customer Charter recommending a financial institution less those not recommending

Cost to serve: We have front-ended growth investments; efficiencies will help sustain future investment Investing in growth ahead Significant opportunity to shift cost of the pack from “back” to “front” % Cost by function Expense Growth – Personal Division 10 8 Service Operations 6 21% 18% 4 Dep’n and 2 Amortisation 0 8% Mar 06 v 2006 v Mar 07 v Mar 05 2005 Mar 06 Support 10% 49 new branches 33% 5% Marketing Sales costs 3% 860 new ATMs since 2004 3% Other Product ~1,200 additional staff over last 18 months New telling system installed ~ $2.2 billion annual OpEx 14

Transformation an increasing priority • Lean/Six Sigma methodology adopted to develop more efficient work flows, minimising double handling and inefficient processes • 240 people trained in Lean/Six Sigma methodology in the Personal Division in the last 12 months (700 in ANZ overall) • 69 projects underway (107 in ANZ overall). Example: Finance project already reduced restatements by 60%+ • Further leverage unique Bangalore capability 15

Summary • Retail banking remains an attractive business • Clear strategy and integrated business system will help drive sustainable organic growth • Strong brand, highly satisfied customers, and highly engaged staff are hard to replicate • Continued investment, increasingly self funded, should deliver ongoing profit growth 16

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. For further information visit www.anz.com or contact Stephen Higgins Head of Investor Relations ph: (613) 9273 4185 fax: (613) 9273 4899 e-mail: stephen.higgins@anz.com 17

Rule 3.19A.2	Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited

ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Gregory John Clark

Date of last Notice	9 May 2007

Part 1 – Change of director’s relevant interest in securities

Direct			2,000
Indirect interest:			3,574
Nature of indirect interest
•	ANZEST Pty Ltd
• Directors’ Share Plan (“DSP”)	Ordinary Shares	3,574
	Total	3,574
Date of change:	20 June 2007
No of securities held prior to change:			5,574
Class:	Ordinary Shares
Number acquired (Indirect):
• Australian Executor Trustees Limited
• <P & G Clark Super Fund A/C>	Ordinary Shares	5,000
Number disposed of: (Direct)	Ordinary Shares	2,000
Nature of changes	Off Market Transfers
Value/Consideration	2,000 Ordinary Shares transferred from direct to indirect holding at $29.02 per Ordinary Share.

	3,000 Ordinary Shares transferred by third party to indirect holding at $28.79 per Ordinary Share.

Number of securities held after change:
Direct – Decreased (by 2,000)			0
Indirect – Increased (by 5,000)			8,574
Total of interest			8,574

Part 2 – Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
25 June 2007

1

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Australia and New Zealand Banking Group Limited

ABN	11 005 357 522

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr David Michael Gonski

Date of last notice	9 May 2007

Date that director ceased to be director	30 June 2007

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

2,943 Ordinary Shares

+ See chapter 19 for defined terms.

1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

• Pajton Pty Ltd <DMG Super Fund A/C>	Ordinary Shares	25,000
• Sarai Pty Limited (a company controlled by Mr Gonski)	Ordinary Shares	25,000
• ANZEST Pty Ltd
– Directors’ Share Plan	Ordinary Shares	5,389
– Directors’ Retirement Scheme	Ordinary Shares	11,444

	Total:	66,833

Part 3 — Director’s interests in contracts

Detail of contract	N/a

Nature of interest	N/a

Name of registered holder (if issued securities)	N/a

No. and class of securities to which interest relates	N/a

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
02 July 2007

+ See chapter 19 for defined terms.

2

Rule 3.19A.2	Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited

ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Margaret Anne Jackson

Date of last Notice	2 December 2003

Part 1 — Change of director’s relevant interest in securities

Direct			80,665
Indirect interest:			10,632
Nature of Indirect Interest:
• Graemar Nominees Pty Ltd	Ordinary shares	9,424
• ANZEST Pty Ltd
– Director’s Share Plan “DSP”	Ordinary shares	1,208
	Total	10,632
Date of change:	2 July 2007
No of securities held prior to change:			91,297
Class:	Ordinary Shares
Number acquired (Indirect):
Graemar Nominees Pty Ltd	Ordinary shares	199

Number disposed:	N/a
Nature of change	Ordinary Shares acquired under Dividend Reinvestment Plan
Value/Consideration	$5,828.71
Number of securities held after change:
Direct — Unchanged			80,665
Indirect — Increased (by 199 shares)			10,831

Total of Interest			91,496

Part 2 — Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
3 July 2007

1

Rule 3.19A.2	Appendix 3Y

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited

ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Charles Barrington Goode
Date of last Notice	9 May 2007

Part 1 – Change of director’s relevant interest in securities

Direct			216,859
Indirect interest:			434,332
Nature of indirect interest
• Ravenscourt Pty Ltd	Ordinary Shares	201,009
• ANZEST Pty Ltd
- Directors’ Share Plan	Ordinary Shares	173,637
- Directors’ Retirement Scheme	Ordinary Shares	59,686

	Total	434,332
Date of change:	2 July 2007
No of securities held prior to change:			651,191
Class:	Ordinary Shares
Number acquired (Direct and Indirect):
• Direct	Ordinary Shares	4,590
• Ravenscourt Pty Ltd	Ordinary Shares	4,255
• ANZEST Pty Ltd
- Directors’ Share Plan	Ordinary Shares	3,675
- Directors’ Retirement Scheme	Ordinary Shares	1,264

Number disposed of:	N/A
Nature of change	Ordinary Shares acquired under Dividend Reinvestment Plan.
Value/Consideration	$403,733.36
Number of securities held after change:
Direct – Increased (by 4,590 shares)			221,449
Indirect – Increased (by 9,194 shares)			443,526
Total of interest			664,975

Part 2 – Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
3 July 2007

1

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited

ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane

Date of last Notice	9 May 2007

Part 1 – Change of director’s relevant interest in securities

Ordinary Shares:

Direct interest			667,759
Indirect interest			1,350,959
Nature of indirect interest	Number & Class of Securities
• Ballimore Pty Ltd (a/c Superannuation Fund)	Ordinary Shares	84,284
• ANZEST Pty Ltd
– ANZ Employee Share Acquisition Plan:
• Deferred Shares - vested	Ordinary Shares	87,190
• Performance Shares – not yet vested	Ordinary Shares	175,000

– ANZ Directors’ Share Plan	Ordinary Shares	1,004,485

	Total	1,350,959
No of securities held prior to change			2,018,718
Date of change	2 July 2007
Class	Ordinary Shares
Number acquired (Indirect)
• Ballimore Pty Ltd (a/c Superannuation Fund)	Ordinary Shares	1,784

Number disposed (Direct)	N/A

Nature of Change	Ordinary Shares acquired under Dividend Reinvestment Plan.

Value/Consideration	$52,253.36
Number of securities held after change
Direct – Unchanged			667,759
Indirect – Increased (by 1,784 shares)			1,352,743
Total of Interest			2,020,502

1

Options over unissued ordinary shares:

Direct Interest	700,000
Indirect Interest	Nil
No of securities held prior to change	700,000
Date of change	N/A
Class	N/A
Number acquired – Direct Interest	N/A
Number disposed of	N/A
Nature of Change	N/A
Value/Consideration	N/A
Number of securities held after change
Direct Interest – Unchanged	700,000
Indirect Interest – Unchanged	Nil
Total of Interest	700,000

Part 2 – Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

3 July 2007

2

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 1 June 2007

ANZ Tier One Hybrid Capital Raising

Australia and New Zealand Banking Group Limited (ANZ) will be assessing institutional investor interest in a possible issue of UK Tier 1 hybrid securities of a minimum £350 million with any such issue being listed on the London Stock Exchange.

Investor presentations will be held in the United Kingdom from the 4 June 2007.

The proceeds from any such issue will be used for general banking purposes.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273-6955 or 0409-655-550	Tel: 03-9273-4282 or 0417-379-170
Email: paul.edwards@anz.com	Email: stephen.higgins@anz.com

This statement does not constitute an offer of any securities for sale or issue. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (“the Securities Act”), and may not be offered or sold in the United States or to or for the account of U.S. pensions (as defined in Regulation S under the Securities Act). In the United Kingdom this announcement is directed exclusively at persons who fall within Article 19 or 49 of the Financial Services and Markets Act (Financial Promotion) Order 2005. The securities referred to in this announcement shall be issued only to such persons.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 8 June 2007

ANZ Tier One Hybrid Capital Raising

ANZ today confirmed that it had increased the size of its Non-Innovative Hybrid Tier One capital raising from GBP 350 million to GBP 450 million following strong investor demand.

The issue of Non-Cumulative Stapled Securities was priced at a fixed semi-annual coupon of 6.54%.

ANZ Group Treasurer, Mr Rick Moscati said that the deal was attractively priced, and very well received by a broad range of investors.

Final Settlement is scheduled for 15 June 2007

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273-6955 or 0409-655-550	Tel: 03-9273-4282 or 0417-379-170
Email: paul.edwards@anz.com	Email: stephen.higgins@anz.com

This statement does not constitute an offer of any securities for sale or issue. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the Securities Act”), and may not be offered or sold in the United States or to or for the account of U.S. pensions (as defined in Regulation S under the Securities Act). In the United Kingdom this announcement is directed exclusively at persons who fall within Article 19 or 49 of the Financial Services and Markets Act (Financial Promotion) Order 2005. The investment referred to in this announcement shall be issued only to such persons.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 26 June 2007

ANZ explores strategic options for Origin

ANZ today confirmed it was exploring strategic options for its wholesale mortgage distribution business Origin Mortgage Management Services.

Origin provides “third party branded” residential loans originated by mortgage managers.

The decision to review options for Origin follows recent approaches from third parties to acquire Origin.

ANZ does not intend to comment further during the review which will take a number of months.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-9273 6955 or 0409-655 550

Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 28 June 2007

ANZ appoints John Daley as Managing Director of E*TRADE Australia following move to 100% ownership

ANZ today announced the appointment of John Daley as Managing Director of E*TRADE Australia reporting to Geoff Cohen, Managing Director Investment and Insurance Products.

The appointment follows the completion this week of the compulsory acquisition of the shares of ETRADE Australia Limited which ANZ did not own. E*TRADE Australia is now a wholly owned subsidiary of ANZ.

Mr Daley is currently Head of Margin Lending at ANZ and has been closely involved in ANZ’s acquisition of E*TRADE Australia and more recently with its management. Mr Daley was formerly Group General Manager Strategy and prior to joining ANZ was a consultant at McKinsey & Co.

Mr Cohen said: “Completing our acquisition of E*TRADE Australia is a further step in accelerating growth in convenient and simple wealth management and investment services.

“E*TRADE has a great team of people and has continued to perform well since we announced our bid in February. John’s appointment will help to consolidate its financial performance, build the E*TRADE brand, and lead our planned investment and growth in the business.

“I would like to extend ANZ’s thanks to Brett Spork for his leadership of E*TRADE and his role in its success over the past four years. We wish him every success in the future,” Mr Cohen said.

Mr Daley’s appointment is effective from 1 July 2007.

For media enquiries contact:

Paul Edwards

Head of Corporate Communication

Tel: 03-9273 6955 or 0409-655 550

Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For release: 2 July 2007

ANZ completes acquisition of Guam’s Citizens Security Bank

ANZ today confirmed it had completed the acquisition of Citizens Security Bank (CSB) in Guam.

Completion follows approvals from shareholders and United States’ regulators.

Two ANZ executives will join the CSB Board – Mike Guerin, Managing Director Pacific and Wayne Stevenson, Chief Financial Officer Asia Pacific.

CSB is a community bank which operates four branches in Guam in Hagåtña, Harmon, Dededo and Tamuning and has assets of US$139 million.

For media enquiries, contact:

Mairi Barton

Senior Manager Media Relations

Phone: +61-3-9273 6190 or +61-409-655 551

Email: mairi.barton@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 4 July 2007

ANZ appoints Bob Santamaria as  Group General Counsel

ANZ today announced the appointment of Bob Santamaria as Group General Counsel and Company Secretary.

Mr Santamaria will be responsible for ANZ’s legal functions globally including acting as senior legal counsel to the ANZ Board, providing leadership on legal issues associated with strategic development initiatives and major litigation and well as acting as ANZ’s company secretary.

Mr Santamaria joins ANZ from Allens Arthur Robinson where he has been a Partner since 1987. He is currently Executive Partner Corporate responsible for client liaison with some of Allens Arthur Robinson’s largest corporate clients. Mr Santamaria brings to ANZ a strong background in leadership of a major law firm together with significant experience in securities, mergers and acquisitions. He holds a Bachelor of Commerce and Bachelor of Laws (Honours) from the University of Melbourne.

The appointment follows Tim L’Estrange taking up the role of Managing Director Europe and North America for ANZ earlier this year.

Mr Santamaria will join ANZ in late August 2007.

For media enquiries contact:

Mairi Barton

Senior Manager Media Relations

Tel: 03-9273 6190 or 0409-655 551

Email: mairi.barton@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522